(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 001-10864

CUSIP NUMBER

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UnitedHealth Group Incorporated
Full Name of Registrant

N/A
Former Name if Applicable

UnitedHealth Group Center, 9900 Bren Road East
Address of Principal Executive Office (Street and Number)

Minnetonka, Minnesota 55343
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

UnitedHealth Group Incorporated (the “Company”) has delayed filing its Form 10-Q for the quarter ended June 30, 2006. As previously announced, in March 2006 the Company’s Board of Directors initiated an independent review of the Company’s stock option programs from 1994 to present. During the 13-year period under review, the Company made, in total, over 45,000 separate option grants to roughly 15,000 individuals. This review is ongoing and no conclusions have been reached.

The Company delayed filing its Form 10-Q for the quarter ended June 30, 2006 in light of the question of whether some stock options may be subject to variable accounting under APB 25 (its historical basis of accounting), rather than fixed plan accounting, as was reflected for these options in the then-current estimate of the potential impact of stock option matters provided in the Form 10-Q for the quarter ended March 31, 2006. If, upon conclusion of the independent review, the Company determines that certain stock options are subject to variable accounting, the resulting non-cash charges under APB 25 for 2005 and prior years are likely to be significant because of the substantial increase in the Company’s stock price during the period under review.

Under FAS 123R, the accounting standard currently applicable to the Company (and adopted for all historical periods), the Company believes that the potential impact of all stock option matters under review would not be material.

The Company will announce the findings of the independent review when it has been completed, including the impact of adjustments, if any, on the historical financial statements and whether any restatements of previously filed financial statements are required. Although there can be no assurance as to when the Independent Committee will complete its review, based upon the present schedule the Independent Committee currently expects its review to be substantially complete and a report of its preliminary findings to be made to the Board of Directors before the Company’s Form 10-Q for the quarter ended September 30, 2006 is required to be filed with the SEC.

(Attach extra sheets if needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David J. Lubben	(952)	936-1300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Appendix I attached hereto and incorporated by reference herein for a discussion of the changes in results of operations from the corresponding period for the last fiscal year.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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UnitedHealth Group Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2006	By	/s/ David J. Lubben
David J. Lubben General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereof shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Files unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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APPENDIX I

A. INTRODUCTION

As disclosed in the Form 12b-25 of UnitedHealth Group Incorporated to which this Appendix is attached, UnitedHealth Group is not filing its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. This Appendix contains unaudited financial information of UnitedHealth Group for the three and six months ended June 30, 2006. Readers should note that the information set forth in this Appendix has not been reviewed by the Company’s independent registered public accounting firm. The amounts set forth in this Appendix could be subject to adjustment upon completion of the independent review of our stock option programs, but we do not expect any such adjustments to be material because of our adoption of Statement of Financial Accounting Standard (FAS) No. 123 (revised 2004), “Share Based Payment” (FAS 123R), as described in Part E, Note 1.

B. CAUTIONARY STATEMENTS

The statements contained in this Appendix include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). When used in this Appendix and in future filings by us with the Securities and Exchange Commission, in our news releases, presentations to securities analysts or investors, and in oral statements made by or with the approval of one of our executive officers, the words or phrases “believes,” “anticipates,” “expects,” “plans,” “seeks,” “intends,” “will likely result,” “estimates,” “projects” or similar expressions are intended to identify such forward-looking statements. These statements are intended to take advantage of the “safe harbor” provisions of the PSLRA. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements.

The following discussion contains certain cautionary statements regarding our business that investors and others should consider. Except to the extent otherwise required by federal securities laws, we do not undertake to address or update forward-looking statements in future filings or communications regarding our business or operating results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected past, as well as current, forward-looking statements about future results. Any or all forward-looking statements in this Appendix and in any other public filings or statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors discussed below will be important in determining future results. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Actual future results may vary materially from expectations expressed in our prior communications.

The discussion below changes the cautionary statements that we disclosed in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 by:

•	updating the risk factors relating to the review of our stock option programs and pending litigation; and,

•	where applicable, updating the numbers to reflect unaudited financial information as of and for the three and six months ended June 30, 2006.

Cautionary Statements Relating to Our Stock Option Programs

Our stock option programs are subject to an ongoing review conducted by an Independent Committee of our Board of Directors. These programs are also the subject of an informal inquiry by the Securities and Exchange Commission, a document request from the Internal Revenue Service, a subpoena from the U.S. Attorney for the Southern District of New York and a Civil Investigative Demand from the Minnesota Attorney General.

In March 2006, the Company’s Board of Directors initiated an independent review of the Company’s stock option programs from 1994 to the present. The independent review is being conducted by a committee comprised of independent directors (the Independent Committee) with the assistance of independent counsel and accounting advisors. During the 13-year period under review, the Company made, in total, over 45,000 separate option grants to roughly 15,000 individuals. This review is ongoing and no conclusions have been reached. Although there can be no assurance as to when the Independent Committee will complete its review, based upon the present schedule the Independent Committee currently expects its review to be substantially complete and a report of its preliminary findings to be made to the Board before the Company’s Form 10-Q for the third quarter 2006 is required to be filed with the SEC. Upon conclusion of this review, the Company may be required to record non-cash charges for stock-based compensation expense in periods prior to January 1, 2006. Any such charges could be material and, in such event, require restatement of the Company’s historical financial statements prepared in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. The Company may also be required to pay additional taxes and interest related to deductions taken for compensation associated with certain stock options which were previously exercised and may not be able to take additional deductions associated with certain stock options in future periods.

The Securities and Exchange Commission is conducting an informal inquiry into the Company’s stock option programs. In May 2006, the Company received a request from the Internal Revenue Service seeking documents relating to stock option grants and other compensation for the persons who from 2003 to the present were named executive officers in the Company’s annual proxy statements and also received a subpoena from the U.S. Attorney for the Southern District of New York requesting documents from 1999 to the present relating to the Company’s stock option programs. In June 2006, the Company received a Civil Investigative Demand from the Minnesota Attorney General requesting documents from January 1, 1997 to the present concerning the Company’s executive compensation and stock option programs. See Part E, Note 13, “Legal Matters Relating to Stock Option Programs” for a more detailed description of these inquiries and document requests. We cannot provide assurance that the Company will not be subject to regulatory fines or penalties or other contingent liabilities in connection with these matters.

Matters relating to our stock option programs could have a material adverse effect on the Company.

We and our directors and officers are defendants in seven purported federal securities class actions and nine shareholder derivative actions relating to our stock option programs. In addition, we have also received three shareholder demands relating to our stock option programs. See Note 13, “Legal Matters Relating to Stock Option Programs” for a more detailed description of these proceedings and shareholder demands. These actions and demands are in preliminary stages and we cannot provide assurance that their ultimate outcome will not have a material adverse effect on our business, financial condition or results of operations.

To the extent our business results deteriorate significantly, or there is an event, outcome or action as a result of the ongoing internal and independent reviews of our stock option programs, the informal inquiry by the Securities and Exchange Commission, the document request from the Internal Revenue Service, the subpoena from the U.S. Attorney for the Southern District of New York, the Civil Investigation Demand from the Minnesota Attorney General or the pending civil litigation, which is materially adverse to the Company, our credit ratings may be downgraded. Moody’s has placed our A2 rating on negative outlook citing uncertainty regarding the reviews of our stock option programs. A significant downgrade in ratings may impact the cost of borrowing for the Company or limit the Company’s access to the capital markets.

Although we have no amounts outstanding under our existing $1.3 billion credit facility, it supports our commercial paper program. If that credit facility were not available for use to support the commercial paper program, the credit rating of the program would likely be impacted, which would likely impair the Company’s ability to continue issuing commercial paper. As of June 30, 2006, we had $509 million of commercial paper outstanding. We entered into an amendment to this credit facility to provide us with an additional 90 days to deliver our quarterly report on Form 10-Q for the quarter ended June 30, 2006 to our lenders. We cannot predict whether we will be able to file our Form 10-Q for the quarter ended June 30, 2006 within the time period provided in the amendment, and if we are not able to make this filing within that time period, whether we will be able to obtain additional amendments or waivers.

Cautionary Statements Relating to Our Business

We must effectively manage our health care costs.

Under our risk-based product arrangements, we assume the risk of both medical and administrative costs for our customers in return for monthly premiums. Premium revenues from risk-based products (excluding AARP) have typically comprised approximately 80% to 85% of our total consolidated revenues. We generally use approximately 80% to 85% of our premium revenues to pay the costs of health care services delivered to these customers. The profitability of our risk-based products depends in large part on our ability to predict, price for, and effectively manage health care costs. Total health care costs are affected by the number of individual services rendered and the cost of each service. Our premium revenue is typically fixed in price for a 12-month period and is generally priced one to four months before the contract commences. We base the premiums we charge on our estimate of future health care costs over the fixed premium period; however, inflation, regulations and other factors may cause actual costs to exceed what was estimated and reflected in premiums. These factors may include increased use of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments and technology, new mandated benefits or other regulatory changes, insured population characteristics and seasonal changes in the level of health care use. As a measure of the impact of medical cost on our financial results, relatively small differences between predicted and actual medical costs as a percentage of premium revenues can result in significant changes in our financial results. For example, if medical costs increased by 1% without a proportional change in related revenues for UnitedHealthcare’s commercial insured products, our annual net earnings for 2005 would have been reduced by approximately $130 million. In addition, the financial results we report for any particular period include estimates of costs that have been incurred for which claims are still outstanding. If these estimates prove too high or too low, the effect of the change in estimate will be included in future results. That change can be either positive or negative to our results.

We face competition in many of our markets and customers have flexibility in moving between competitors.

Our businesses compete throughout the United States and face competition in all of the geographic markets in which they operate. For our Uniprise and Health Care Services segments, competitors include Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Humana Inc., and WellPoint, Inc., numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross Blue Shield Association and enterprises that serve more limited geographic areas. Our Specialized Care Services and Ingenix segments also compete with a number of businesses. The addition of new competitors can occur relatively easily, and customers enjoy significant flexibility in moving between competitors. In particular markets, competitors may have capabilities or resources that give them a competitive advantage. Greater market share, established reputation, superior supplier or provider arrangements, existing business relationships, and other factors all can provide a competitive advantage to our businesses or to their competitors. In addition, significant merger and acquisition activity has occurred in the industries in which we operate, both as to our competitors and suppliers in these industries. Consolidation may make it more difficult for us to retain or increase customers, to improve the terms on which we do business with our suppliers, or to maintain or advance profitability.

Our relationship with AARP is important.

Under our 10-year contract with AARP, which commenced in 1998, we provide Medicare supplement and hospital indemnity health insurance and other products to AARP members. As of June 30, 2006, our portion of AARP’s insurance program represented approximately $4.9 billion in annual net premium revenue from approximately 3.8 million AARP members. The AARP contract may be terminated by us or AARP at the end of the initial term and may also be terminated early under certain circumstances, including a material breach by either party, insolvency of either party, a material adverse change in the financial condition of either party, and by mutual agreement. The success of our AARP arrangement depends, in part, on our ability to service AARP and its members, develop additional products and services, price the products and services competitively, and respond effectively to federal and state regulatory changes.

Some of the favorable and unfavorable effects of changes in Medicare remain uncertain.

The changes in Medicare as a result of the Medicare Modernization Act of 2003 (MMA) are complex and wide-ranging and continue to affect our businesses. We have taken advantage of new opportunities to partner with the federal government created by the MMA, including Medicare Part D prescription drug coverage, Medicare Advantage Regional PPOs, and Special Needs Plans for chronically ill Medicare beneficiaries. We have invested considerable resources in creating new Medicare product offerings for these initiatives and in analyzing how to best address uncertainties and risks associated with these new programs and other changes arising from the MMA. In particular, the Medicare Part D program presents challenges because of the size and scope of the new program. Our ability to successfully participate in the Medicare Part D program depends in part on coordination of information and information systems between us, CMS and state governments. We have been working with CMS to correct systems issues that they have experienced with respect to certain low income people eligible to participate in Medicare Part D. The inability to receive correct information due to systems issues by the federal government, the applicable state government or us could adversely affect our business. Additionally, our participation in the Medicare Part D program is based upon certain assumptions regarding enrollment, utilization, pharmaceutical costs and other factors. In the event any of these assumptions are materially incorrect, either as a result of unforeseen changes to the Medicare Part D program or otherwise, our results could be materially affected. Any positive or negative results of the Medicare Part D program are likely to have a significant impact on us as a result of the size of our enrollment in our Medicare Part D program.

We are subject to funding risks with respect to revenue received from participation in Medicare and Medicaid programs.

We participate as a payer in Medicare Advantage, Medicare Part D, and Medicaid programs and receive revenues from the Medicare and Medicaid programs to provide benefits under these programs. Revenues for these programs are dependent upon annual funding from the federal government or applicable state governments. Funding for these programs is dependent upon many factors outside of our control including general economic conditions at the federal or applicable state level and general political issues and priorities. An unexpected reduction in government funding for these programs may adversely affect our revenues and financial results.

Our business is subject to routine government scrutiny, and we must respond quickly and appropriately to frequent changes in government regulations.

Our business is regulated at the federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. We must obtain and maintain regulatory approvals to market many of our products, to increase prices for certain regulated products and to complete certain acquisitions and dispositions. Delays in obtaining approvals or our failure to obtain or maintain these approvals could reduce our revenue or increase our costs.

We participate in federal, state and local government health care coverage programs. These programs generally are subject to frequent change, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or health care costs under such programs. Such changes have adversely affected our financial results and willingness to participate in such programs in the past, and may do so in the future.

State legislatures and Congress continue to focus on health care issues. Legislative and regulatory proposals at state and federal levels may affect certain aspects of our business, including contracting with physicians, hospitals and other health care professionals; physician reimbursement methods and payment rates; coverage determinations; claim payments and processing; drug utilization and patient safety efforts; use and maintenance of individually identifiable health information; medical malpractice litigation; and government-sponsored programs. We cannot predict if any of these initiatives will ultimately become binding law or regulation, or, if enacted, what their terms will be, but their enactment could increase our costs, expose us to expanded liability, require us to revise the ways in which we conduct business or put us at risk for loss of business.

We typically are involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, the Department of Justice and U.S. Attorneys. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government programs. In addition, public perception or publicity surrounding routine governmental investigations may adversely affect our stock price, damage our reputation in various markets or make it more difficult for us to sell products and services.

Relationships with physicians, hospitals and other health care providers are important to our business.

We contract with physicians, hospitals, pharmaceutical benefit service providers, pharmaceutical manufacturers, and other health care providers for competitive prices. Our results of operations and prospects are substantially dependent on our continued ability to maintain these competitive prices. A number of organizations are advocating for legislation that would exempt certain of these physicians and health care professionals from federal and state antitrust laws. In any particular market, these physicians and health care professionals could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs, less desirable products for customers or difficulty meeting regulatory or accreditation requirements. In some markets, certain health care providers, particularly hospitals, physician/hospital organizations or multispecialty physician groups, may have significant market positions or near monopolies that could result in diminished bargaining power on our part.

In addition, we have capitation arrangements with some physicians, hospitals and other health care providers. Under the typical arrangement, the provider receives a fixed percentage of premium to cover all the medical costs provided to the capitated member. Under some capitated arrangements, the provider may also receive additional compensation from risk sharing and other incentive arrangements. Capitation arrangements limit our exposure to the risk of increasing medical costs, but expose us to risk related to the adequacy of the financial and medical care resources of the provider. To the extent that a capitated provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangement, we may be held responsible for unpaid health care claims that are the responsibility of the capitated provider and for which we have already paid the provider under the capitation arrangement.

The nature of our business exposes us to litigation risks.

Periodically, we become a party to the types of legal actions that can affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, and intellectual property-related litigation. In addition, because of the nature of our business, we are routinely made party to a variety of legal actions related to the design and management of our service offerings. These matters include, among others, claims related to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. In 1999, a number of class action lawsuits were filed against UnitedHealthcare and PacifiCare and virtually all major entities in the health benefits business, although all claims against PacifiCare have been dismissed. The suits are purported class actions on behalf of physicians for alleged breaches of federal statutes, including ERISA and RICO. In March 2000, the American Medical Association filed a lawsuit against us in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. Although the expenses we have incurred to date in defending the 1999 class action lawsuits and the American Medical Association lawsuit have not been material to our business, we will continue to incur expenses in the defense of these lawsuits and other matters, even if they are without merit.

The Company is largely self-insured with regard to litigation risks; however, we maintain excess liability insurance with outside insurance carriers to minimize risks associated with catastrophic claims. Although we believe that we are adequately insured for claims in excess of our self-insurance, certain types of damages, such as punitive damages, are not covered by insurance. We record liabilities for our estimates of the probable costs resulting from self-insured matters. Although we believe the liabilities established for these risks are adequate, it is possible that the level of actual losses may exceed the liabilities recorded.

Our businesses providing pharmacy benefit management (PBM) services face regulatory and other risks associated with the pharmacy benefits management industry that may differ from the risks of providing managed care and health insurance products.

In connection with the PacifiCare merger, we acquired a pharmacy benefits management business, Prescription Solutions. We also provide pharmacy benefits management services through UnitedHealth Pharmaceutical Solutions. Prescription Solutions and UnitedHealth Pharmaceutical Solutions are subject to federal and state anti-remuneration and other laws that govern their relationships with pharmaceutical manufacturers, customers and consumers. Federal and state legislatures are considering new regulations for the industry that could adversely affect current industry practices, including the receipt of rebates from pharmaceutical companies. In addition, if a court were to determine that our PBM business acts as a fiduciary under the Employee Retirement Income Security Act, or ERISA, we could be subject to claims for alleged breaches of fiduciary obligations in implementation of formularies, preferred drug listings and therapeutic intervention programs, contracting network practices, speciality drug distribution and other transactions. Our PBM also conducts business as a mail order pharmacy, which subjects it to extensive federal, state and local laws and regulations, as well as risks inherent in the packaging and distribution of pharmaceuticals and other health care products. The failure to adhere to these laws and regulations could expose our PBM subsidiary to civil and criminal penalties. We also face potential claims in connection with purported errors by our mail order pharmacy.

Our businesses depend on effective information systems and the integrity of the data in our information systems.

Our ability to adequately price our products and services, provide effective and efficient service to our customers, and to accurately report our financial results depends on the integrity of the data in our information systems. As a result of our acquisition activities, we have acquired additional systems. We have been taking steps to reduce the number of systems we operate and have upgraded and expanded our information systems capabilities. If the information we rely upon to run our businesses was found to be inaccurate or unreliable or if we fail to maintain our information systems and data integrity effectively, we could lose existing customers, have difficulty attracting new customers, have problems in determining medical cost estimates and establishing appropriate pricing, have disputes with customers, physicians and other health care providers have regulatory problems, have increases in operating expenses or suffer other adverse consequences.

The value of our intangible assets may become impaired.

Due largely to our recent acquisitions, goodwill and other intangible assets represent a substantial portion of our assets. Goodwill and other intangible assets were approximately $18.6 billion as of June 30, 2006, representing approximately 40% of our total assets. If we make additional acquisitions it is likely that we will record additional intangible assets on our books. We periodically evaluate our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to earnings may be necessary. Any future evaluations requiring an asset impairment of our goodwill and other intangible assets could materially affect our results of operations and shareholders’ equity in the period in which the impairment occurs. A material decrease in shareholders’ equity could, in turn, negatively impact our debt ratings or potentially impact our compliance with existing debt covenants.

Our knowledge and information-related businesses depend on our ability to maintain proprietary rights to our databases and related products.

We rely on our agreements with customers, confidentiality agreements with employees, and our trade secrets, copyrights and patents to protect our proprietary rights. These legal protections and precautions may not prevent misappropriation of our proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and we expect software products to be increasingly subject to third-party infringement claims as the number of products and competitors in this industry segment grows. Such litigation and misappropriation of our proprietary information could hinder our ability to market and sell products and services.

We must comply with restrictions on patient privacy and information security, including taking steps to ensure that our business associates who obtain access to sensitive patient information maintain its confidentiality.

The use of individually identifiable data by our businesses is regulated at the international, federal and state levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and disclosure of individually identifiable health data. Most are derived from the privacy and security provisions in the federal Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act of 1996, (HIPAA). HIPAA also imposes guidelines on our business associates (as this term is defined in the HIPAA regulations). Even though we provide for appropriate protections through our contracts with our business associates, we still have limited control over their actions and practices. Compliance with these proposals, requirements, and new regulations may result in cost increases due to necessary systems changes, the development of new administrative processes, and the effects of potential noncompliance by our business associates. They also may impose further restrictions on our use of patient identifiable data that is housed in one or more of our administrative databases.

The anticipated benefits of acquiring PacifiCare may not be realized.

We acquired PacifiCare with the expectation that the merger will result in various benefits including, among others, benefits relating to a stronger and more diverse network of doctors and other health care providers, expanded and enhanced affordable health care services, enhanced revenues, a strengthened market position for UnitedHealth Group in the Western United States, cross-selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether UnitedHealth Group integrates PacifiCare in an efficient and effective manner and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact our business, financial condition and operating results.

C. UPDATE ON CONTROLS AND PROCEDURES

In March 2006, the Company’s Board of Directors initiated an independent review of the Company’s stock option programs from 1994 to the present. During the 13-year period under review, the Company made, in total, over 45,000 separate option grants to roughly 15,000 individuals. This review is ongoing and no conclusions have been reached.

The independent review is being conducted by a committee comprised of independent directors (the Independent Committee) with the assistance of independent counsel and accounting advisors. The review is ongoing and no conclusions have been reached. Upon conclusion of the review, the Company may be required to record non-cash charges for stock-based compensation expense in periods prior to January 1, 2006. Any such charges could be material and, in such event, require restatement of the Company’s previously filed financial statements prepared in accordance with APB 25. The Company may also be required to pay additional taxes and interest associated with income tax deductions it previously took for compensation associated with certain stock options which were previously exercised and may not be able to take additional income tax deductions associated with certain stock options in future periods. For additional information, see Part E, Note 13 below.

As we disclosed in our Quarterly Report on Form 10-Q for the first quarter of 2006, we identified a significant deficiency as of March 31, 2006 in our controls relating to stock option plan administration and accounting for and disclosure of stock option grants. During the first quarter of 2006, we took actions to strengthen our controls in this area and disclosed a summary of such actions in our Form 10-Q for the first quarter of 2006. During the second quarter of 2006, we have taken additional remediation measures with respect to the deficiency, including the following:

•	Created, and the Compensation and Human Resources Committee of the Board of Directors approved, an internal policy to specifically address equity award approval requirements, award levels, award date requirements, awards to individuals with significant stock ownership, modifications to existing awards, and review of and amendments to equity award policies;

•	Engaged an outside professional services firm to advise the Company on improving the design of the control environment around the Company’s equity award initiation and modification, equity award approval, equity award administration and equity exercise administration processes;

•	Evaluated and enhanced the design and documentation of the end-to-end process for equity compensation, including grant initiation, grant approval, grant administration, exercise administration and grant modification;

•	Evaluated, strengthened and implemented processes and controls throughout the end-to-end process, including controls to ensure cross-functional communication and controls around the oversight and approval for all equity grant activity;

•	Conducted testing of controls relating to equity award initiation and modification, equity award approval, equity award administration and equity exercise administration processes;

•	Implemented quarterly meetings of appropriate staff and management from legal, finance, tax and human resources to review equity grant activity and results of control testing; and

•	Held various training and education sessions with senior management and staff.

During fiscal 2006, we implemented changes in certain processes, information technology systems, and other components of internal control over financial reporting as a result of integration activities following our acquisition of PacifiCare Health Systems, Inc. (PacifiCare) in December 2005 and the initiation of the new Medicare Part D product offering in January 2006. We expect to make additional changes to our processes, systems and other components of internal control over financial reporting as we continue our PacifiCare integration activities and continue to perform services relating to the new Medicare Part D products.

Except as discussed above, there have been no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In light of the Independent Committee’s review discussed above, the Company is re-evaluating the Report of Management on Internal Control Over Financial Reporting as of December 31, 2005 as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. The Company has not yet completed its analysis of, and will await the completion of the Independent Committee’s review before reaching any final conclusion on, the impact on its Report of the matters under review by the Independent Committee.

D. DISCUSSION OF UNAUDITED FINANCIAL INFORMATION

The following discussion should be read together with the accompanying unaudited condensed consolidated financial information and notes contained in Part E below. The Company’s independent registered public accounting firm has not completed its review of the information contained in Part E below. In addition, the following discussion should be considered in light of a number of factors that affect the Company, the industry in which we operate, and business generally. These factors are described in Part B above.

Summary Operating Information for the three and six months ended June 30, 2006

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions, except per share data)	2006	2005	Percent Change	2006	2005	Percent Change
Revenues	$17,917	$11,388	57%	$35,503	$22,552	57%
Earnings from Operations	$1,638	$1,249	31%	$3,124	$2,449	28%
Net Earnings	$974	$770	26%	$1,873	$1,513	24%
Diluted Net Earnings Per Common Share	$0.70	$0.58	21%	$1.33	$1.14	17%
Medical Care Ratio	81.6%	80.4%		82.0%	80.4%
Medical Care Ratio, excluding AARP	81.1%	79.4%		81.5%	79.4%
Operating Cost Ratio	14.7%	15.1%		14.7%	15.2%
Return on Equity (annualized)	21.8%	28.7%		20.9%	28.1%
Operating Margin	9.1%	11.0%		8.8%	10.9%

UnitedHealth Group acquired PacifiCare in December 2005 for total consideration of approximately $8.8 billion. The results of operations and financial condition of PacifiCare have been included in UnitedHealth Group’s consolidated financial statements since the respective acquisition date. On January 1, 2006, UnitedHealth Group began providing Medicare Part D prescription drug insurance coverage. The acquisition of PacifiCare and the new Medicare Part D product offering impact the comparability of the three and six months ended June 30, 2006 financial information to the prior year. We adopted Statement of Financial Accounting Standard (FAS) No. 123 (revised 2004), “Share Based Payment” (FAS 123R), as of January 1, 2006 using the modified retrospective transition method, under which all prior period financial statements were restated to recognize compensation cost in the amounts historically disclosed in our consolidated financial statements under FAS 123, “Accounting for Stock-Based Compensation” (FAS 123).

Summary highlights of our second quarter 2006 results include:

•	Diluted net earnings per common share of $0.70, an increase of 21% from $0.58 per share reported in the second quarter of 2005.

•	Consolidated revenues of $17.9 billion increased $6.5 billion, or 57%, over the second quarter of 2005. Excluding the impact of acquisitions, consolidated revenues increased by approximately 22% over the prior year.

•	Earnings from operations of $1.6 billion, up $389 million, or 31%, over the prior year and up $152 million, or 10%, sequentially over the first quarter of 2006.

•	Cash flows from operations of $4.6 billion for the six months ended June 30, 2006, an increase of $2.2 billion, or 94% compared to $2.4 billion for the six months ended June 30, 2005, due in part to a $1.5 billion July CMS payment received in June 2006.

•	The consolidated medical care ratio of 81.6% increased from 80.4% in the second quarter of 2005, primarily due to the impact of the acquisition of PacifiCare Health Systems, Inc. (PacifiCare) in December 2005 and the launch of the Medicare Part D program beginning January 1, 2006.

•	The operating cost ratio of 14.7% for the second quarter of 2006 improved from 15.1% in the second quarter of 2005.

Consolidated Financial Information

Revenues

Revenues consist of premium revenues from risk-based products; service revenues, which primarily include fees for management, administrative and consulting services; and investment and other income.

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers’ health care services and related administrative costs. Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services; transaction processing; customer, consumer and care provider services; and access to contracted networks of physicians, hospitals and other health care professionals.

Consolidated revenues for the three and six months ended June 30, 2006 of $17.9 billion and $35.5 billion, respectively, increased by $6.5 billion, or 57%, and $13.0 billion, or 57%, over the comparable 2005 periods. Excluding the impact of businesses acquired since the beginning of 2005, consolidated revenues increased by approximately $2.5 billion, or 22%, and $5.0 billion, or 22%, respectively, for the three and six months ended June 30, 2006 principally driven by the successful launch of the Medicare Part D program on January 1, 2006, rate increases on premium-based and fee-based services, and growth in the total number of individuals served. Following is a discussion of second quarter consolidated revenue trends for each of our three revenue components.

Premium Revenues

Consolidated premium revenues for the three and six months ended June 30, 2006 of $16.5 billion and $32.7 billion, respectively, increased by $6.2 billion, or 60%, and $12.2 billion, or 60% over the comparable 2005 periods. Excluding the impact of acquisitions, consolidated premium revenues increased by approximately $2.3 billion, or 23%, and $4.7 billion, or 23% over the comparable prior year periods.

UnitedHealthcare premium revenues for the three and six months ended June 30, 2006 increased by $2.0 billion, or 31%, and $3.9 billion, or 31%, to $8.4 billion and $16.6 billion, respectively, over the comparable 2005 periods. Excluding premium revenues from businesses acquired since the beginning of 2005, UnitedHealthcare premium revenues increased by approximately 1% for both the three and six months ended June 30, 2006. This increase was primarily due to average net premium rate increases of approximately 8% to 9% on UnitedHealthcare’s renewing commercial risk-based products offset by lower premium yields from new business due primarily to a larger portion of new customer sales coming from high-deductible lower-premium products (with correspondingly lower medical costs), as well as a decrease in the number of individuals served by UnitedHealthcare’s commercial risk-based products, excluding the impact of acquisitions. Ovations premium revenues increased by $3.9 billion and $7.8 billion, respectively, for the three and six months ended June 30, 2006. Excluding the impact of acquisitions, Ovations premium revenues for the three and six months ended June 30, 2006 increased by $2.1 billion, or 96%, and $4.3 billion, or 98%, respectively. The increases were driven primarily by the successful launch of the Medicare Part D program which had premium revenues of $1.5 billion and $3.1 billion for the three and six months ended June 30, 2006, respectively, and an increase in the number of individuals served by Medicare Advantage and Medicare supplement products, as well as rate increases on these products. Excluding the impact of acquisitions, Specialized Care Services’ premium revenues increased by $125 million and $255 million, respectively, mainly due to strong growth in the number of individuals served by several Specialized Care Services’ businesses under premium-based arrangements. The remaining premium revenue increase is from AmeriChoice’s Medicaid programs primarily driven by rate increases and a slight increase in the number of individuals served, excluding the impact of acquisitions.

Service Revenues

Service revenues for the three and six months ended June 30, 2006 totaled $1.2 billion and $2.4 billion, respectively, an increase of $293 million, or 32%, and $598 million, or 33%, respectively over the comparable 2005 periods. Excluding the impact of acquisitions, service revenues increased by approximately 10% and 8% respectively. The increase in service revenues was driven primarily by aggregate growth of 8% in the number of individuals served by Uniprise and UnitedHealthcare under fee-based arrangements during the six months ended June 30, 2006, as well as annual rate increases. In addition, Ingenix service revenues increased by approximately 21% for both the three and six months ended June 30, 2006 due to new business growth in the health information and contract research businesses and from businesses acquired since the beginning of 2005.

Investment and Other Income

Investment and other income during the three and six months ended June 30, 2006 totaled $195 million and $367 million, respectively, representing increases of $66 million and $124 million, respectively, over the comparable periods in 2005. Interest income for the three and six months ended June 30, 2006 increased by $79 million and $140 million, respectively, over the comparable periods in 2005, principally due to the impact of increased levels of cash and fixed-income investments due to the acquisition of PacifiCare as well as higher yields on fixed-income investments. Net capital losses on sales of investments were $6 million and $7 million, respectively, for the three and six month periods ended June 30, 2006 compared with net capital gains of $7 million and $9 million for the three and six months ended June 30, 2005.

Medical Costs

The combination of pricing, benefit designs, consumer health care utilization and comprehensive care facilitation efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues). The consolidated medical care ratio for the three and six months ended June 30, 2006 of 81.6% and 82.0%, respectively, increased from 80.4% in both the comparable 2005 periods. Excluding the AARP business,1 the medical care ratio increased 170 basis points and 210 basis points, from 79.4% in both the comparable 2005 periods. The medical care ratio increase resulted primarily from the impact of the acquisition of PacifiCare and the Medicare Part D program, both of which carry a higher medical care ratio than the historic UnitedHealth Group businesses.

Each period, our operating results include the effects of revisions in medical cost estimates related to all prior periods. Changes in medical cost estimates related to prior periods, resulting from more complete claim information and other changes in facts and circumstances, identified in the current period are included in total medical costs reported for the current period. Medical costs for the three months ended June 30, 2006 include approximately $150 million of favorable medical cost development, virtually all related to prior years. Medical costs for the three months ended June 30, 2005 include approximately $120 million of favorable medical cost development related to prior years and approximately $20 million of favorable medical cost development related to the first quarter of 2005. Medical costs for the six months ended June 30, 2006 and 2005 include approximately $340 million and $310 million, respectively, of favorable medical cost development related to prior years. The increase in net favorable medical cost development was partially due to a reduction in estimates for extension of benefit obligations based upon analysis of historical claim submissions.

1Management believes disclosure of the medical care ratio excluding the AARP business is meaningful since underwriting gains or losses related to the AARP business accrue to the overall benefit of the AARP policyholders through a rate stabilization fund (RSF). Although the company is at risk for underwriting losses to the extent cumulative net losses exceed the balance in the RSF, we have not been required to fund any underwriting deficits to date, and management believes the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract during the foreseeable future.

On an absolute dollar basis, medical costs for the three and six months ended June 30, 2006 increased $5.2 billion, or 62%, and $10.4 billion, or 63%, respectively, principally due to the impact of businesses acquired during 2005. Excluding the impact of acquisitions, medical costs increased by approximately $1.7 billion, or 20%, and $3.5 billion, or 22%. This increase was primarily driven by $1.4 billion and $2.9 billion of additional medical costs associated with the new Medicare Part D program for the three and six months ended June 30, 2006, as well as a 7% to 8% increase in medical cost trend due to both inflation and a slight increase in health care consumption.

Operating Costs

The operating cost ratio (operating costs as a percentage of total revenues) for both the three and six months ended June 30, 2006 of 14.7% improved from 15.1% and 15.2% in the comparable 2005 periods. This decrease was primarily driven by revenue mix changes, with premium revenues growing at a faster rate than service revenues primarily due to the new Medicare Part D program and the PacifiCare acquisition. Operating costs as a percentage of premium revenues are generally considerably lower than operating costs as a percentage of fee-based revenues. Additionally, the decrease in the operating cost ratio reflected productivity gains from technology deployment and other cost management initiatives.

On an absolute dollar basis, operating costs for the three and six months ended June 30, 2006 increased $919 million, or 54%, and $1.8 billion, or 53%, respectively, over the comparable 2005 periods. Excluding the impact of acquisitions and the new Medicare Part D program, operating costs increased by approximately 9% and 6% for the three and six months ended June 30, 2006. These increases were driven by a 4% increase in the total number of individuals served by Health Care Services and Uniprise during the six months ended June 30, 2006 over the comparable 2005 periods, excluding the impact of acquisitions, growth in Specialized Care Services and Ingenix and general operating cost inflation, partially offset by productivity gains from technology deployment and other cost management initiatives.

Depreciation and Amortization

Depreciation and amortization for the three and six month periods ended June 30, 2006 of $168 million and $325 million, respectively, increased from $108 million and $217 million in the comparable 2005 periods. The increases were primarily related to separately identifiable intangible assets acquired in business acquisitions since the beginning of 2005 and higher levels of computer equipment and capitalized software as a result of technology enhancements, business growth and businesses acquired since the beginning of 2005.

Income Taxes

Our effective income tax rate for the three and six months ended June 30, 2006 was 36.0% compared to 35.5% in the comparable 2005 periods. The increase was mainly driven by the acquisition of PacifiCare which changed our business and income mix between states with differing income tax rates.

Business Segments

The following summarizes the operating results of our business segments for three and six month periods ended June 30 (in millions):

Revenues

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2005	Percent Change	2006	2005	Percent Change
Health Care Services	$16,038	$9,812	63%	$31,774	$19,440	63%
Uniprise	1,392	1,239	12%	2,762	2,457	12%
Specialized Care Services	990	678	46%	1,970	1,325	49%
Ingenix	211	175	21%	411	341	21%
Eliminations	(714)	(516)	n/a	(1,414)	(1,011)	n/a

Consolidated Revenues	$17,917	$11,388	57%	$35,503	$22,552	57%

Earnings from Operations

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2005	Percent Change	2006	2005	Percent Change
Health Care Services	$1,202	$911	32%	$2,257	$1,792	26%
Uniprise	218	185	18%	433	362	20%
Specialized Care Services	186	130	43%	368	254	45%
Ingenix	32	23	39%	66	41	61%

Consolidated Earnings from Operations	$1,638	$1,249	31%	$3,124	$2,449	28%

Health Care Services

The Health Care Services segment, comprised of the UnitedHealthcare, Ovations and AmeriChoice businesses, had revenues for the three and six months ended June 30, 2006 of $16.0 billion and $31.8 billion, respectively, representing increases of $6.2 billion, or 63%, and $12.3 billion, or 63%, over the comparable 2005 periods. Excluding the impact of acquisitions, Health Care Services revenues for the three and six months ended June 30, 2006 increased by approximately $2.3 billion, or 24%, and $4.6 billion, or 24%, respectively.

UnitedHealthcare revenues for the three and six months ended June 30, 2006 increased by $2.1 billion, or 31%, and $4.1 billion, or 31%, respectively, to $8.8 billion and $17.4 billion. Excluding revenues from businesses acquired since the beginning of 2005, UnitedHealthcare revenues increased by approximately 2%, for both the three and six months ended June 30, 2006 over the comparable 2005 periods. This increase was primarily due to average net premium rate increases of approximately 8% to 9% on UnitedHealthcare’s renewing commercial risk-based products and an increase in the number of individuals served by UnitedHealthcare’s fee-based products offset by lower premium yields from new business due primarily to a larger portion of new customer sales coming from high-deductible lower-premium products (with correspondingly lower medical costs), as well as a decrease in the number of individuals served by UnitedHealthcare’s commercial risk-based products, excluding the impact of acquisitions. Ovations revenues increased by $4.1 billion and $8.1 billion, respectively, for the three and six months ended June 30, 2006. Excluding the impact of acquisitions, Ovations revenues increased by $2.2 billion, or 95%, and $4.3 billion, or 96%, respectively, for the three and six months ended June 30, 2006. The increases were driven primarily by the successful launch of the Medicare Part D program, which contributed $1.5 billion and $3.1 billion, respectively, of premium revenues for the three and six months ended June 30, 2006, and an increase in the number of individuals served by Medicare Advantage and Medicare supplement products, as well as rate increases on these products. The remaining increases in Health Care Services revenues were attributable to a 7% increase in AmeriChoice’s revenues for both the three and six month periods ended June 30, 2006, excluding the impact of acquisitions, driven primarily by rate increases and a slight increase in the number of individuals served by Medicaid products.

The Health Care Services segment had earnings from operations of $1.2 billion and $2.3 billion, respectively, for the three and six months ended June 30, 2006, representing increases of $291 million, or 32%, and $465 million, or 26%, over the comparable 2005 periods. This increase was principally driven by acquisitions and increases in the number of individuals served by Ovations’ Medicare products and UnitedHealthcare’s fee-based products, offset by a decrease in the number of individuals served by commercial risk-based products. UnitedHealthcare’s commercial medical care ratio increased to 79.9% in the second quarter from 78.6% in the second quarter of 2005. The increase was mainly due to the impact of the acquisition of PacifiCare. Health Care Services’ operating margin for the three and six months ended June 30, 2006 was 7.5% and 7.1%, respectively, representing decreases of 180 basis points and 210 basis points over the comparable 2005 periods driven by the acquisition of PacifiCare and the new Medicare Part D program which have lower operating margins than historic Health Care Services businesses.

The following table summarizes individuals served by Health Care Services, by major market segment and funding arrangement, as of June 30 (in thousands) 1:

	2006	2005
Commercial
Risk-based	9,945	7,700
Fee-based	4,640	3,455

Total Commercial	14,585	11,155
Medicare Advantage	1,395	355
Medicare Part D Stand-alone	4,450	—
Medicaid	1,360	1,265

Total Health Care Services	21,790	12,775

[1]	Excludes individuals served by Ovations’ Medicare supplement products provided to AARP members.

The number of individuals served by UnitedHealthcare’s commercial business as of June 30, 2006 increased 3.4 million, or 31%, over the second quarter of 2005. Excluding the impact of acquisitions, commercial business increased by 345,000, or 3%, over the prior year. This included an increase of approximately 750,000 in the number of individuals served with commercial fee-based products, driven by new customer relationships and customers converting from risk-based products to fee-based products, offset by a decrease of approximately 405,000 in the number of individuals served with commercial risk-based products due primarily to the Company’s internal pricing decisions in a competitive commercial risk-based pricing environment and the conversion of individuals to fee-based products, partially offset by new customer relationships.

Excluding acquisitions, the number of individuals served by Ovations’ Medicare Advantage products increased by 255,000, or 72%, from the second quarter of 2005 due primarily to new customer relationships. Excluding the impact of acquisitions, AmeriChoice’s Medicaid enrollment increased 15,000, or 1%, primarily due to gains in new customer relationships partially offset by the withdrawal of participation in one market during 2005.

Uniprise

Uniprise revenues for the three and six months ended June 30, 2006 were $1.4 billion and $2.8 billion, respectively, representing increases of $153 million, or 12%, and $305 million, or 12% over the comparable 2005 periods. Excluding revenues from businesses acquired since the beginning of 2005, Uniprise revenues increased by 8% for both the three and six months ended June 30, 2006 over the comparable 2005 periods. This increase was driven primarily by growth of 4% in the number of individuals served by Uniprise during the six months ended June 30, 2006 over the comparable period of 2005, excluding the impact of acquisitions, and annual service fee rate increases for self-insured customers. Uniprise served 11.0 million and 10.5 million individuals as of June 30, 2006 and 2005, respectively.

Uniprise earnings from operations for the three and six months ended June 30, 2006 were $218 million and $433 million, respectively, representing increases of $33 million, or 18%, and $71 million, or 20%, over the comparable 2005 periods. Operating margins improved to 15.7% for both the three and six months ended June 30, 2006 from 14.9% and 14.7% in the comparable 2005 periods. Uniprise has expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that have reduced labor and occupancy costs in its transaction processing and customer service, billing and enrollment functions. Additionally, Uniprise’s infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.

Specialized Care Services

Specialized Care Services had revenues of $990 million and $2.0 billion, respectively, for the three and six months ended June 30, 2006, representing increases of $312 million, or 46%, and $645 million, or 49%, respectively, over the comparable 2005 periods. Excluding the impact of acquisitions, revenues increased by 23% and 26% over the prior year periods. This increase was principally driven by an increase in the number of individuals served by several of its specialty benefit businesses and rate increases related to these businesses.

Earnings from operations for the three and six months ended June 30, 2006 of $186 million and $368 million, respectively, represent increases of $56 million, or 43%, and $114 million, or 45% over the comparable 2005 periods. Specialized Care Services’ operating margins decreased to 18.8% and 18.7%, respectively, for the three and six months ended June 30, 2006 from 19.2% in both the comparable 2005 periods. This decrease was due to a business mix shift toward higher revenue, lower margin products including the impact of the PacifiCare acquisition, partially offset by operational and productivity improvements within Specialized Care Services’ businesses.

Ingenix

Ingenix revenues for the three and six months ended June 30, 2006 of $211 million and $411 million, respectively, increased by $36 million, or 21%, and $70 million, or 21% over the comparable 2005 periods due primarily to new business growth in the health information and contract research businesses, as well as businesses acquired since the beginning of 2005.

Earnings from operations were $32 million and $66 million, respectively, for the three and six months ended June 30, 2006, up $9 million, or 39%, and $25 million, or 61% from the comparable 2005 periods. The operating margins were 15.2% and 16.1%, respectively, for the three and six months ended June 30, 2006, up from 13.1% and 12.0% in the comparable 2005 periods. These increases were driven by growth in the health information and pharmaceutical services businesses, improving gross margins due to effective cost management and businesses acquired since the beginning of 2005. Ingenix typically generates higher revenues and operating margins in the second half of the year due to seasonally strong demand for higher margin health information products.

Financial Condition and Liquidity at June 30, 2006

Liquidity and Capital Resources

We manage our cash, investments and capital structure so we are able to meet the short- and long-term obligations of our business while maintaining strong financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable prudent investment management and financing within the confines of our financial strategy.

Our regulated subsidiaries generate significant cash flows from operations. A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest cash of regulated subsidiaries that exceed our short-term obligations in longer term, investment-grade, marketable debt securities to improve our overall investment return. Factors we consider in making these investment decisions include our Board of Directors’ approved investment policy, regulatory limitations, return objectives, tax implications, risk tolerance and maturity dates. Our long-term investments are also available for sale to meet short-term liquidity and other needs. Cash in excess of the capital needs of our regulated entities are paid to their non-regulated parent companies, typically in the form of dividends, for general corporate use, when and as permitted by applicable regulations.

Our non-regulated businesses also generate significant cash from operations for general corporate use. Cash flows generated by these entities, combined with the issuance of commercial paper, long-term debt and the availability of committed credit facilities, further strengthen our operating and financial flexibility. We generally use these cash flows to reinvest in our businesses in the form of capital expenditures, to expand the depth and breadth of our services through business acquisitions, and to repurchase shares of our common stock, depending on market conditions.

Cash flows generated from operating activities, our primary source of liquidity, are principally from net earnings, prior to depreciation and amortization. As a result, any future decline in our profitability may have a negative impact on our liquidity. The level of profitability of our risk-based insured business depends in large part on our ability to accurately predict and price for health care and operating cost increases. This risk is partially mitigated by the diversity of our other businesses, the geographic diversity of our risk-based business and our disciplined underwriting and pricing processes, which seek to match premium rate increases with future health care costs. In 2005, a hypothetical unexpected 1% increase in commercial insured medical costs would have reduced net earnings by approximately $130 million.

The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, debt ratings, debt covenants and other contractual restrictions, regulatory requirements and market conditions. We believe that our strategies and actions toward maintaining financial flexibility mitigate much of this risk. Negative findings or adverse consequences resulting from the outcome of the review of the Company’s stock option programs (See Note 13) may adversely affect our debt ratings. See—Cautionary Statements—“Matters relating to our stock option programs could have a material adverse effect on the Company” for additional information.

Cash and Investments

We maintained a strong financial condition and liquidity position, with cash and investments of $19.0 billion at June 30, 2006. Total cash and investments increased by $4.0 billion since December 31, 2005, primarily due to strong operating cash flows, increased debt levels and funds received from CMS under the Medicare Part D program in advance of required benefit payments, partially offset by common stock repurchases, cash paid for business acquisitions and capital expenditures.

As further described under Regulatory Capital and Dividend Restrictions, many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. At June 30, 2006, approximately $750 million of our $19.0 billion of cash and investments was held by non-regulated subsidiaries and was available for general corporate use, including acquisitions and share repurchases.

Cash flows from operating activities were $4.6 billion for the six months ended June 30, 2006, representing an increase over the comparable 2005 period of $2.2 billion, or 94%. The increase in operating cash flows resulted primarily from an increase in unearned premiums due to the receipt of the $1.5 billion July 2006 Medicare premium payment from the Centers for Medicare and Medicaid Services (CMS) in June 2006. The remainder of the increase was due to $402 million in other working capital improvements and an increase of $316 million in net income excluding depreciation, amortization and other noncash items.

Financing and Investing Activities

In addition to our strong cash flows generated by operating activities, we use commercial paper and debt to maintain adequate operating and financial flexibility. As of June 30, 2006 and December 31, 2005, we had commercial paper and debt outstanding of approximately $7.4 billion and $7.1 billion, respectively. Our debt-to-total-capital ratio was 28.9% and 28.4% as of June 30, 2006 and December 31, 2005, respectively. We believe the prudent use of debt leverage optimizes our cost of capital and return on shareholders’ equity, while maintaining appropriate liquidity.

On December 20, 2005, the company acquired PacifiCare. Under the terms of the agreement, PacifiCare shareholders received 1.1 shares of UnitedHealth Group common stock and $21.50 in cash for each share of PacifiCare common stock they owned. Total consideration issued for the transaction was approximately $8.8 billion, comprised of approximately 99.2 million shares of UnitedHealth Group common stock (valued at approximately $5.3 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of July 6, 2005), approximately $2.1 billion in cash, $960 million cash paid to retire PacifiCare’s existing debt and UnitedHealth Group vested common stock options with an estimated fair value of approximately $420 million issued in exchange for PacifiCare’s outstanding vested common stock options.

On February 24, 2006, our Health Care Services business segment acquired John Deere Health Care, Inc. (JDHC). Under the terms of the purchase agreement, we paid approximately $515 million in cash, including transaction costs, in exchange for all of the outstanding equity of JDHC. We issued commercial paper to finance the JDHC purchase price. JDHC has been renamed United Healthcare Services Company of the River Valley, Inc.

On September 19, 2005, our Health Care Services business segment acquired Neighborhood Health Partnership (NHP). Under the terms of the purchase agreement, we paid approximately $185 million in cash in exchange for all of the outstanding equity of NHP. We issued commercial paper to finance the NHP purchase price.

In November and December 2005, we issued $2.6 billion of commercial paper primarily to finance the cash portion of the purchase price of the PacifiCare acquisition described above and to retire a portion of the PacifiCare debt upon closing of the acquisition, as well as to refinance maturing long-term debt. In March 2006, we refinanced the commercial paper by issuing $650 million of floating-rate notes due March 2009, $750 million of 5.3% fixed-rate notes due March 2011, $750 million of 5.4% fixed-rate notes due March 2016 and $850 million of 5.8% fixed-rate notes due March 2036. The floating-rate notes due March 2009 are benchmarked to the London Interbank Offered Rate (LIBOR) and had an interest rate of 5.3% at June 30, 2006.

As of June 30, 2006, our outstanding commercial paper had interest rates of approximately 5.1%.

In March 2005, we issued $500 million of 4.9% fixed-rate notes due March 2015. We used the proceeds from this borrowing for general corporate purposes including repayment of commercial paper, capital expenditures, working capital and share repurchases.

To more closely align the floating interest rate received on our cash and cash equivalent balances, we have entered into interest rate swap agreements to convert the majority of our interest rate exposure from a fixed rate to a variable rate. These interest rate swap agreements have aggregate notional amounts of $4.9 billion as of June 30, 2006 with variable rates that are benchmarked to LIBOR, and are recorded on our Condensed Consolidated Balance Sheets. As of June 30, 2006, the aggregate liability, recorded at fair value, for all existing interest rate swaps was approximately $203 million. These fair value hedges are accounted for using the short-cut method under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, whereby the hedges are reported on our balance sheet at fair value, and the carrying value of the long-term debt is adjusted for an offsetting amount representing changes in fair value attributable to the hedged risk. Since these amounts completely offset, we have reported both the swap liability and the debt liability within debt on our consolidated balance sheet and there have been no net gains or losses recognized in our Condensed Consolidated Statements of Operations. At June 30, 2006, the rates used to accrue interest expense on these agreements ranged from 5.2% to 5.9%.

In December 2005, we amended and restated our $1.0 billion five-year revolving credit facility supporting our commercial paper program. We increased the credit facility to $1.3 billion and extended the maturity date to December 2010. In October 2005, we executed a $3.0 billion 364-day revolving credit facility to support a $3.0 billion increase in our commercial paper program. We terminated the 364-day revolving credit facility in March 2006. As of June 30, 2006, we had no amounts outstanding under our remaining credit facility. On August 9, 2006, we entered into an amendment to our $1.3 billion credit facility to provide us with an additional 90 days to deliver to the lenders our quarterly report on Form 10-Q for the quarter ended June 30, 2006. Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 50%. We are in compliance with the requirements of all debt covenants.

PacifiCare had approximately $100 million par value of 3% convertible subordinated debentures (convertible notes) which were convertible into approximately 5.2 million shares of UnitedHealth Group’s common stock and $102 million of cash as of December 31, 2005. In December 2005, we initiated a consent solicitation to all of the holders of outstanding convertible notes pursuant to which we offered to compensate all holders who elected to convert their notes in accordance with existing terms and consent to an amendment to a covenant in the indenture governing the convertible notes. The compensation consisted of the present value of interest through October 18, 2007, the earliest mandatory redemption date, plus a pro rata share of $1 million. On January 31, 2006, approximately 91% of the convertible notes were tendered pursuant to the offer, for which we issued approximately 4.8 million shares of UnitedHealth Group common stock and cash of $99 million.

Our senior debt is rated “A” by Standard & Poor’s (S&P) and Fitch, and “A2” with a negative outlook by Moody’s. Moody’s has placed our ratings on negative outlook citing uncertainty regarding the outcome of the reviews of stock option programs. A significant downgrade in our debt or commercial paper ratings could adversely affect our borrowing capacity and costs.

Under our Board of Directors’ authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During the six months ended June 30, 2006, we repurchased 40.2 million shares at an average price of approximately $56 per share and an aggregate cost of approximately $2.2 billion. As of June 30, 2006, we had Board of Directors’ authorization to purchase up to an additional 136.7 million shares of our common stock. Our common stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares because we believe it is a prudent use of capital. The Company will not purchase shares under its stock repurchase program until it completes all required SEC filings, after which time the Company intends to resume its stock repurchase program.

In March 2006, we issued a total of $3.0 billion in debt securities under our $4.0 billion universal S-3 shelf registration statement to refinance a portion of the commercial paper outstanding. We currently have a $1.0 billion remaining under our universal S-3 shelf registration statement (for common stock, preferred stock, debt securities and other securities), although we will be unable to issue securities on Form S-3 on a primary basis until one year after we have timely filed our reports required to be filed under the Exchange Act of 1934, as amended. We may offer securities from time to time at prices and terms to be determined at the time of offering. Under our S-4 acquisition shelf registration statement, we have remaining issuing capacity of 48.6 million shares of our common stock in connection with acquisition activities. We filed a separate S-4 registration statement for the 99.2 million shares issued in connection with the December 2005 acquisition of PacifiCare described previously.

Medicare Part D Pharmacy Benefits Contract

Beginning January 1, 2006, the Company began serving as a plan sponsor offering Medicare Part D prescription drug insurance coverage under a contract with the Centers for Medicare & Medicaid Services (CMS). Under Medicare Part D, members have access to a standard drug benefit that features a monthly premium, typically with an initial annual deductible, coinsurance of 25% for the member and 75% for the Company up to an initial coverage limit of $2,250 of annual drug costs, no insurance coverage between $2,250 and $5,100, and catastrophic coverage for annual drug costs in excess of $5,100 covered approximately 80% by CMS, 15% by the Company and 5% by the member up to an annual out-of-pocket maximum of $3,600.

The Company’s contract with CMS includes risk sharing provisions, wherein CMS retains approximately 75% of the losses or profits outside a pre-defined risk corridor. The risk sharing provisions take effect if actual pharmacy benefit costs are more than 2.5 percentage points above or below expected cost levels as submitted by the Company in its initial contract application.

During 2006, members were permitted to enroll or disenroll in a Medicare Part D plan until May 15, 2006. Once enrolled, most members were allowed to switch plans once as long as that switch was made before May 15, 2006. Contracts are generally non-cancelable by enrollees after May 15, 2006. After that date, enrollees may switch plans each and every year between November 15 and December 31 to take effect January 1 of the following year. The Company’s contract with CMS is an annual contract beginning January 1, 2006 and ending December 31, 2006.

As a result of the Medicare Part D benefit design, the Company incurs benefit costs unevenly during the annual contract year. While the Company is responsible for a majority of a Medicare member’s drug costs up to $2,250, the member is solely responsible for their drug costs from $2,250 up to $5,100. As such, the Company incurs disproportionately higher benefit claims in the first half of the contract year as compared with last half of the contract year, when comparatively more members will be incurring claims above the $2,250 initial coverage limit. Although the Company also incurs costs for individuals with annual pharmacy claims in excess of $5,100, these costs represent a much smaller portion of total contract costs, and will be incurred primarily in the second half of the year. The uneven timing of Medicare Part D pharmacy benefit claims resulted in losses in the first half of 2006 that would entitle the Company to risk share adjustment payments from CMS. Accordingly, as of and for the six months ended June 30, 2006, we recorded a risk share receivable from CMS in other current assets in the Condensed Consolidated Balance Sheets and a corresponding retrospective premium adjustment in premium revenues in the Condensed Consolidated Statement of Operations of $423 million. This represents the estimated amount payable by CMS to the Company under the risk share contract provisions if the program were terminated at June 30, 2006, based on estimated costs incurred through that date. The final risk share amounts due to or from CMS, if any, will be settled approximately six months after the contract year-end.

For the six months ended June 30, 2006, the Company recognized approximately $3.1 billion, or approximately 52% of estimated full year Medicare Part D revenues. For the six months ended June 30, 2006, the Company recognized $2.9 billion or approximately 56% of anticipated full year pharmacy benefit costs associated with active members as of June 30, 2006. The medical care ratio for the Medicare Part D product was 94% during the six months ended June 30, 2006. We currently estimate the full year 2006 medical care ratio for the Medicare Part D product will be in a range of approximately 86% to 87%. Management estimates the impact of utilizing the actual medical care ratio rather than the full year 2006 estimated medical care ratio was a $174 million reduction of operating income and a $0.08 reduction of diluted earnings per share for the six months ended June 30, 2006.

AARP

We have a contract to provide health insurance products and services to members of AARP. These products and services are provided to supplement benefits covered under traditional Medicare (Medicare Supplement Insurance). Under the terms of the Medicare Supplement Insurance contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP Medicare Supplement Insurance offerings are approximately $4.9 billion annually.

The underwriting gains or losses related to the AARP Medicare Supplement Insurance business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to the overall benefit of the AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. The RSF balance is reported in Other Policy Liabilities in the accompanying Condensed Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

Regulatory Capital And Dividend Restrictions

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity’s level of statutory net income and statutory capital and surplus. The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. We maintain an aggregate statutory capital level for our regulated subsidiaries that is significantly higher than the minimum level regulators require.

In 2005, based on 2004 statutory net income and statutory capital and surplus levels, the maximum amount of dividends which could be paid without prior regulatory approval was approximately $1.6 billion. For the year ended December 31, 2005, the Company’s regulated subsidiaries actually paid over $2.1 billion in dividends to their parent companies, including approximately $500 million of special dividends approved by state insurance regulators. Based on 2005 statutory net income and statutory capital and surplus levels, our regulated subsidiaries have paid to us dividends of approximately $1.1 billion through June 30, 2006.

The inability of the Company’s regulated subsidiaries to pay dividends to their parent companies would impact the scale to which we could reinvest in our business through capital expenditures, business acquisitions and the repurchase of shares of our common stock. In addition, the inability to pay regulated dividends could impact our ability to repay our debt; however, our cash flows from operating activities generated from our non-regulated businesses greatly mitigates this risk. As of June 30, 2006, approximately $750 million of our $19.0 billion of cash and investments was held by non-regulated subsidiaries and available for general corporate use.

PART E. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The Company’s independent registered public accounting firm has not completed its review of the following financial information.

UNITEDHEALTH GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions, except per share data)

	June 30, 2006	December 31, 2005
ASSETS
Current Assets
Cash and Cash Equivalents	$9,465	$5,421
Short-Term Investments	584	590
Accounts Receivable, net	1,350	1,200
Assets Under Management	1,819	1,825
Deferred Income Taxes	629	645
Other Current Assets	1,646	869

Total Current Assets	15,493	10,550
Long-Term Investments	8,937	8,971
Property, Equipment and Capitalized Software, net	1,666	1,647
Goodwill	16,597	16,206
Other Intangible Assets, net	2,005	2,020
Other Assets	1,949	1,890

TOTAL ASSETS	$46,647	$41,284

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Medical Costs Payable	$8,241	$7,301
Accounts Payable and Accrued Liabilities	3,709	3,183
Other Policy Liabilities	3,676	1,824
Commercial Paper and Current Maturities of Long-Term Debt	939	3,261
Unearned Premiums	2,611	985

Total Current Liabilities	19,176	16,554
Long-Term Debt, less current maturities	6,450	3,850
Future Policy Benefits for Life and Annuity Contracts	1,799	1,761
Deferred Income Taxes and Other Liabilities	1,066	1,174

Commitments and Contingencies (Note 13)
Shareholders’ Equity
Common Stock, $0.01 par value per share — 3,000 shares authorized; 1,338 and 1,358 issued and outstanding	13	14
Additional Paid-In Capital	6,463	7,957
Retained Earnings	11,773	9,941
Accumulated Other Comprehensive Income:
Net Unrealized (Losses)/Gains on Investments, net of tax effects	(93)	33

Total Shareholders’ Equity	18,156	17,945

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$46,647	$41,284

See notes to unaudited condensed consolidated financial information

UNITEDHEALTH GROUP

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In millions, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
REVENUES
Premiums	$16,509	$10,339	$32,716	$20,487
Services	1,213	920	2,420	1,822
Investment and Other Income	195	129	367	243

Total Revenues	17,917	11,388	35,503	22,552

MEDICAL AND OPERATING COSTS
Medical Costs	13,475	8,314	26,822	16,469
Operating Costs	2,636	1,717	5,232	3,417
Depreciation and Amortization	168	108	325	217

Total Medical and Operating Costs	16,279	10,139	32,379	20,103

EARNINGS FROM OPERATIONS	1,638	1,249	3,124	2,449
Interest Expense	(116)	(55)	(198)	(104)

EARNINGS BEFORE INCOME TAXES	1,522	1,194	2,926	2,345
Provision for Income Taxes	(548)	(424)	(1,053)	(832)

NET EARNINGS	$974	$770	$1,873	$1,513

BASIC NET EARNINGS PER COMMON SHARE	$0.73	$0.61	$1.39	$1.19

DILUTED NET EARNINGS PER COMMON SHARE	$0.70	$0.58	$1.33	$1.14

BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	1,339	1,258	1,346	1,268
DILUTIVE EFFECT OF OUTSTANDING STOCK-BASED AWARDS	57	63	63	63

DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	1,396	1,321	1,409	1,331

See notes to unaudited condensed consolidated financial information

UNITEDHEALTH GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In millions)

	Six Months Ended June 30,
	2006	2005
OPERATING ACTIVITIES
Net Earnings	$1,873	$1,513
Noncash Items:
Depreciation and Amortization	325	217
Deferred Income Taxes and Other	(308)	(99)
Stock-Based Compensation	174	117
Net Change in Other Operating Items, net of effects from acquisitions and changes in AARP balances:
Accounts Receivable and Other Current Assets	(817)	(53)
Medical Costs Payable	762	289
Accounts Payable and Other Accrued Liabilities	1,018	616
Unearned Premiums	1,579	(223)

Cash Flows From Operating Activities	4,606	2,377

INVESTING ACTIVITIES
Cash Paid for Acquisitions, net of cash assumed and other effects	(647)	(115)
Purchases of Property, Equipment and Capitalized Software	(338)	(222)
Proceeds from Disposal of Property, Equipment and Capitalized Software	9	—
Purchases of Investments	(1,720)	(3,180)
Maturities and Sales of Investments	1,573	2,709

Cash Flows Used For Investing Activities	(1,123)	(808)

FINANCING ACTIVITIES
Common Stock Repurchases	(2,344)	(2,138)
Repayments of Commercial Paper, net	(2,417)	(273)
Proceeds from Issuances of Long-Term Debt	3,000	500
Proceeds from Common Stock Issuances under Stock-Based Compensation Plans	246	224
Stock-Based Compensation Excess Tax Benefits	195	120
Customer Funds Administered	1,977	78
Other	(96)	(29)

Cash Flows From (Used For) Financing Activities	561	(1,518)

INCREASE IN CASH AND CASH EQUIVALENTS	4,044	51
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,421	3,991

CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,465	$4,042

See notes to unaudited condensed consolidated financial information

UNITEDHEALTH GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.	Basis of Presentation and Use of Estimates

Unless the context otherwise requires, the use of the terms the “Company,” “we,” “us,” and “our” in the following refers to UnitedHealth Group Incorporated and its subsidiaries.

The accompanying unaudited condensed consolidated financial information reflects all adjustments, consisting solely of normal recurring adjustments, needed to present the financial results for these interim periods fairly. We have omitted certain footnote disclosures that would substantially duplicate the disclosures contained in our annual audited financial statements. Read together with the disclosures below, we believe the interim financial information is presented fairly. However, this unaudited condensed consolidated financial information should be read together with the consolidated financial statements and the notes included in our Annual Report on Form 10-K for the year ended December 31, 2005. The Company’s independent registered public accounting firm has not completed its review of this financial information.

This unaudited condensed consolidated financial information includes certain amounts that are based on our best estimates and judgments. These estimates require us to apply complex assumptions and judgments, often because we must make estimates about the effects of matters that are inherently uncertain and will change in subsequent periods. The most significant estimates relate to medical costs, medical costs payable, contingent liabilities, intangible asset valuations and asset impairments. We adjust these estimates each period, as more current information becomes available. The impact of any changes in estimates is included in the determination of earnings in the period in which the estimate is adjusted.

Adoption of FAS 123R

We adopted Statement of Financial Accounting Standard (FAS) No. 123 (revised 2004), “Share Based Payment” (FAS 123R), as of January 1, 2006. FAS 123R requires all companies to measure compensation expense for all share-based payments (including employee stock options, stock appreciation rights and restricted stock) at fair value and recognize the expense over the related service period. We adopted FAS 123R using the modified retrospective transition method, under which all prior period financial statements were restated to recognize compensation cost in the amounts historically disclosed in our consolidated financial statements under FAS 123, “Accounting for Stock-Based Compensation” (FAS 123), however the completion of the review of our stock option programs described in Note 13 could result in adjustments to these results:

	Earnings From Operations		Diluted Net Earnings Per Common Share
(in millions, except per share data)	Reported	Restated	Reported	Restated
2005
Quarter Ended March 31	$1,256	$1,200	$0.58	$0.55
Quarter Ended June 30	1,310	1,249	0.61	0.58
Quarter Ended September 30	1,378	1,312	0.64	0.61
Quarter Ended December 31	1,429	1,362	0.65	0.62

Full Year 2005	$5,373	$5,123	$2.48	$2.36

2004
Quarter Ended March 31	$876	$827	$0.44	$0.41
Quarter Ended June 30	945	896	0.47	0.44
Quarter Ended September 30	1,092	1,044	0.52	0.50
Quarter Ended December 31	1,188	1,131	0.54	0.52

Full Year 2004	$4,101	$3,898	$1.97	$1.87

UNITEDHEALTH GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL INFORMATION — (Continued)

	Earnings From Operations		Diluted Net Earnings Per Common Share
(in millions, except per share data)	Reported	Restated	Reported	Restated
2003
Quarter Ended March 31	$653	$608	$0.32	$0.30
Quarter Ended June 30	709	661	0.35	0.33
Quarter Ended September 30	763	714	0.39	0.36
Quarter Ended December 31	810	762	0.42	0.39

Full Year 2003	$2,935	$2,745	$1.48	$1.38

The beginning balances of deferred taxes, additional paid-in-capital and retained earnings have been restated to recognize compensation cost for the years 1995 to 2003 in the amounts previously reported in the Notes to the Unaudited Condensed Consolidated Financial Information under the provisions of FAS 123. The following table details the impact as of December 31, 2005 and 2004 (in millions), however the completion of the reviews of our stock option programs described in Note 13 could result in adjustments to these results, which are not expected to be material:

	December 31, 2005		December 31, 2004
	Reported	Restated	Reported	Restated
Deferred Income Taxes and Other Liabilities	$1,386	$1,174	$814	$647
Additional Paid-In Capital	$6,921	$7,957	$3,088	$3,919
Retained Earnings	$10,765	$9,941	$7,484	$6,820

UNITEDHEALTH GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL INFORMATION — (Continued)

Reclassifications

Certain reclassifications have been made to the 2005 and the first quarter 2006 condensed consolidated financial statements in order to conform to the current presentation used. Such reclassifications had no impact on net earnings or shareholder’s equity as previously reported.

Beginning January 1, 2006, we began reporting premiums and expenses on a gross basis for a large account where we have employed third party reinsurance. Historically, revenues and expenses associated with this account were reported net of amounts ceded to an unaffiliated reinsurer. While this reinsurance contract has been in place for a number of years, recent accounting interpretations suggest this reinsurance arrangement be presented on a gross versus net basis. Prior period amounts have been reclassified to conform to the 2006 presentation. The reclassification has no effect on our net earnings or shareholders’ equity as previously reported.

Under previous management, PacifiCare’s pharmacy benefits management (PBM) unit, Prescription Solutions, reported its ingredient cost for prescriptions on the medical cost and cost of goods sold line of its income statement. UnitedHealth Group reports only those costs which relate directly to medical premiums as medical costs; other costs of goods sold, including external PBM costs, are reported as operating costs.

Cost of goods sold related to the consumer co-pay portion of certain mail order and specialty pharmaceutical prescriptions dispensed by Prescription Solutions for the first and second quarters of 2006 has been reclassified to operating costs from medical costs. This reclassification improves the matching of premium revenues with underlying risk-based medical costs, and fee revenues with the related costs, and will be the basis for reporting going forward.

This reclassification had no effect on revenues or operating income. The reclassification had the following effects on the financial statements (dollars in millions):

	As Originally Reported(a)	As Adjusted
Three Months Ended March 31, 2006
Medical costs	$13,373	$13,347
Operating costs	$2,570	$2,596
Medical care ratio	82.5%	82.4%
Operating cost ratio	14.6%	14.8%

Three Months Ended June 30, 2006
Medical costs	$13,535	$13,475
Operating costs	$2,576	$2,636
Medical care ratio	82.0%	81.6%
Operating cost ratio	14.4%	14.7%

(a)	As reported in the Company’s second quarter earnings release furnished on Form 8-K on July 17, 2006.

2.	Medicare Part D Pharmacy Benefits Contract

Beginning January 1, 2006, the Company began serving as a plan sponsor offering Medicare Part D prescription drug insurance coverage under a contract with the Centers for Medicare & Medicaid Services (CMS). Under the Medicare Part D program, there are six separate elements of payment received by the Company during the plan year. These payment elements are as follows:

•	CMS Premium — CMS pays a fixed monthly premium per member to the Company for the entire plan year.

•	Member Premium — Additionally, each member pays a fixed monthly premium to the Company for the entire plan year.

UNITEDHEALTH GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL INFORMATION — (Continued)

•	Low-Income Premium Subsidy — For qualifying low-income members, CMS pays some portion or all of the member’s monthly premiums to the Company on the member’s behalf.

•	Catastrophic Reinsurance Subsidy — CMS pays the Company a cost reimbursement estimate monthly to fund the CMS obligation to pay approximately 80% of the costs incurred by individual members in excess of the individual annual out-of-pocket maximum of $3,600. A settlement is made based on actual cost experience subsequent to the end of the plan year.

•	Low-Income Member Cost Sharing Subsidy — For qualifying low-income members, CMS pays on the member’s behalf some portion or all of a member’s cost sharing amounts, such as deductibles and coinsurance. The cost sharing subsidy is funded by CMS through monthly payments to the Company. The Company administers and pays the subsidized portion of the claims on behalf of CMS, and a settlement payment is made between CMS and the Company based on actual claims experience, subsequent to the end of the plan year.

•	CMS Risk Share — If the ultimate per member per month benefit costs of any Medicare Part D regional plan varies more than 2.5 percentage points above or below the level estimated in the original bid submitted by the Company and approved by CMS, there is a risk share settlement with CMS that is settled subsequent to the end of the plan year. The risk share adjustment, if any, is recorded as an adjustment to premium revenues and other receivables or liabilities.

The CMS Premium, the Member Premium, and the Low-Income Premium Subsidy represent payments for the Company’s insurance risk coverage under the Medicare Part D program and therefore are recorded as premium revenues in the Condensed Consolidated Statements of Operations. Premium revenues are recognized ratably over the period in which eligible individuals are entitled to receive prescription drug benefits. We record premium payments received in advance of the applicable service period as unearned premiums.

The Catastrophic Reinsurance Subsidy and the Low-Income Member Cost Sharing Subsidies represent cost reimbursements under the Medicare Part D program. The Company is fully reimbursed by CMS for costs incurred for these contract elements and, accordingly, there is no insurance risk to the Company. Amounts received for these subsidies are not reflected as premium revenues, but rather are accounted for as deposits, with the related liability recorded in Other Policy Liabilities in the Condensed Consolidated Balance Sheets. Related cash flows are presented as Customer Funds Administered within financing cash flows in the Condensed Consolidated Statements of Cash Flows.

Pharmacy benefit costs and administrative costs under the contract are expensed as incurred and are recognized in medical costs and operating costs, respectively, in the Condensed Consolidated Statements of Operations.

As a result of the Medicare Part D product benefit design, the Company incurs a disproportionate amount of pharmacy benefit costs early in the contract year. For example, the Company is responsible for approximately 67% of a Medicare Part D beneficiary’s drug costs up to $2,250, while the beneficiary is responsible for 100% of their drug costs from $2,250 up to $5,100. As such, the Company incurs a disproportionate amount of benefit costs in the first half of the contract year as compared with the last half of the contract year, when comparatively more members will be incurring claims above the $2,250 initial coverage limit. The uneven timing of Medicare Part D pharmacy benefit costs resulted in second quarter 2006 losses that would entitle the Company to risk share adjustment payments from CMS. Accordingly, as of and for the six months ended June 30, 2006, we recorded a risk share receivable from CMS in other current assets in the Condensed Consolidated Balance Sheets and a corresponding retrospective premium adjustment in premium revenues in the Condensed Consolidated Statement of Operations of $423 million. This represents the estimated amount payable by CMS under the risk share

UNITEDHEALTH GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL INFORMATION — (Continued)

contract provisions if the program were terminated at June 30, 2006, based on estimated costs incurred through that date. The final risk share amounts due to or from CMS, if any, will be settled approximately six months after the contract year-end.

For the six months ended June 30, 2006, the Company recognized approximately $3.1 billion, or approximately 52% of estimated full year Medicare Part D revenues. For the six months ended June 30, 2006, the Company recognized $2.9 billion or approximately 56% of anticipated full year pharmacy benefit costs associated with active members as of June 30, 2006. The medical care ratio (medical costs as a percentage of premium revenues) for the Medicare Part D product was 94% during the six months ended June 30, 2006. We currently estimate the full year 2006 medical care ratio for the Medicare Part D product will be in a range of approximately 86% to 87%.

As a result of this contract and the December 2005 acquisition of PacifiCare Health Systems, Inc. (PacifiCare), premium revenues from CMS, which have historically been approximately 10% of total revenues, increased to approximately 25% for the six months ended June 30, 2006.

3.	Acquisitions

On February 24, 2006, the Company acquired John Deere Health Care, Inc. (JDHC). JDHC serves employers primarily in Iowa, central and western Illinois, eastern Tennessee and southwestern Virginia. This acquisition strengthened our resources and capabilities in these areas. The operations of JDHC reside primarily within our Health Care Services and Uniprise segments. We paid approximately $515 million in cash, including transaction costs, in exchange for all of the outstanding equity of JDHC. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $370 million. Pending completion of an independent valuation analysis, we have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $60 million and goodwill of $310 million. The finite-lived intangible assets consist primarily of member lists, with an estimated weighted-average useful life of 15 years. The acquired goodwill is deductible for income tax purposes. The results of operations and financial condition of JDHC have been included in our consolidated financial statements since the acquisition date. The pro forma effects of the JDHC acquisition on our consolidated financial statements were not material. Our preliminary estimate of the acquired net tangible assets of $145 million, which is subject to further refinement, consisted mainly of cash, cash equivalents, investments, accounts receivable, property and equipment and other assets partially offset by medical payables and other current liabilities. JDHC has been renamed UnitedHealthcare Services Company of the River Valley, Inc.

On December 20, 2005, the Company acquired PacifiCare. PacifiCare provides health care and benefit services to individuals and employers, principally in markets in the Western United States. This merger significantly strengthened our resources by enhancing our capabilities on the Pacific Coast and in other Western states and broadening the scope of our product offerings for a host of specialized services. The operations of PacifiCare reside primarily within our Health Care Services and Specialized Care Services segments. Under the terms of the agreement, PacifiCare shareholders received 1.1 shares of UnitedHealth Group common stock and $21.50 in cash for each share of PacifiCare common stock they owned. Total consideration issued for the transaction was approximately $8.8 billion, composed of approximately 99.2 million shares of UnitedHealth Group common stock (valued at approximately $5.3 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of July 6, 2005), approximately $2.1 billion in cash, $960 million cash paid to retire PacifiCare’s existing debt and UnitedHealth Group vested common stock options with an estimated fair value of approximately $420 million issued in

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exchange for PacifiCare’s outstanding vested common stock options. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $7.1 billion. Pending completion of an independent valuation analysis, we have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $1.0 billion and associated deferred tax liabilities of $392 million, and goodwill of approximately $6.5 billion. The finite-lived intangible assets consist primarily of member lists, health care physician and hospital networks and trademarks, with an estimated weighted-average useful life of 13 years. The acquired goodwill is not deductible for income tax purposes. Our preliminary estimate of acquired net tangible assets and liabilities are categorized as follows: cash and cash equivalents of $810 million; investments of $2.4 billion; accounts receivable and other current assets of $705 million; property, equipment and capitalized software and other assets of $350 million; medical costs payable of $1.4 billion and other liabilities of $1.2 billion.

We record liabilities related to exit activities in connection with business combinations when exit plans are finalized and approved by management within one year of the acquisition date in accordance with the requirements of EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” Liabilities recorded have no future economic benefit to the company and represent contractual obligations. These liabilities result in an increase to goodwill acquired. At each reporting date, we evaluate our liabilities associated with exit activities and make adjustments as appropriate.

Management is still in the process of finalizing estimates related to exit activities associated with the PacifiCare acquisition. Exit activities finalized prior to June 30, 2006 relate to severance costs for certain workforce reductions primarily in the Health Care Services segment, costs of terminated or vacated leased facilities and other contract termination costs.

The following table illustrates the changes in employee termination benefit costs and other exit costs related to the PacifiCare acquisition for the six month period ended June 30, 2006 (in millions):

	Employee Termination Benefit Costs	Other Exit Activities	Total
Accrued exit liabilities at December 31, 2005	$15	$30	$45
Additional exit costs accrued and estimate adjustments	35	20	55
Payments/costs charged against liability	(24)	—	(24)

Accrued exit liabilities at June 30, 2006	$26	$50	$76

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The results of operations and financial condition of PacifiCare have been included in our consolidated financial statements since the acquisition date and for the entire three and six months ended June 30, 2006. The unaudited pro forma financial information presented below assumes that the acquisition occurred as of the beginning of each respective period presented below. The pro forma adjustments include the pro forma effect of UnitedHealth Group shares issued in the acquisition, the amortization of finite-lived intangible assets arising from the purchase price allocation, interest expense related to financing the cash portion of the purchase price and the associated income tax effects of the pro forma adjustments. Because the unaudited pro forma financial information has been prepared based on estimates of fair values, the actual amounts recorded as of the completion of the PacifiCare purchase price allocation may differ from the information presented below. The following unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred had the PacifiCare acquisition been consummated at the beginning of the period presented.

Proforma — unaudited	For the Three Months Ended June 30, 2005	For the Six Months Ended June 30, 2005
(in millions, except per share data)
Revenues	$14,970	$29,570
Net Earnings	$843	$1,653
Earnings Per Share:
Basic	$0.62	$1.21
Diluted	$0.59	$1.15

On September 19, 2005, our Health Care Services business segment acquired Neighborhood Health Partnership (NHP). NHP serves local employers primarily in South Florida. This acquisition strengthened our market position in this region and provided expanded distribution opportunities for our other UnitedHealth Group businesses. We paid approximately $185 million in cash in exchange for all of the outstanding equity of NHP. The results of operations and financial condition of NHP have been included in our consolidated financial statements since the acquisition date. The pro forma effects of the NHP acquisition on our consolidated financial statements were not material.

4.	Cash, Cash Equivalents and Investments

As of June 30, 2006, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments were as follows (in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Cash Equivalents	$9,465	$—	$—	$9,465
Debt Securities — Available for Sale	9,178	25	(187)	9,016
Equity Securities — Available for Sale	227	19	(2)	244
Debt Securities — Held to Maturity	261	—	—	261

Total Cash and Investments	$19,131	$44	$(189)	$18,986

As of June 30, 2006, only $27 million of unrealized losses related to investments that had been in a continuous loss position for 12 months or greater. Gross unrealized losses of $189 million were primarily a result of changes in interest rates and relate to debt securities with an aggregate fair value of $7.8 billion at June 30, 2006. We

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evaluate the credit rating of the state and municipal obligations and the corporate obligations and do not believe that there has been any significant deterioration since their purchases. The contractual cash flows of any U.S. Government and Agency obligations are either guaranteed by the U.S. Government or an agency of the U.S. Government. The equity securities were evaluated for duration of unrealized loss and other market factors. After taking into account these and other factors, we determined the unrealized losses on our investments were temporary and, as such, no asset impairments were recorded.

During the three and six months ended June 30, we recorded realized gains and losses on the sale of investments, excluding the United Health Capital dispositions described below, as follows (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Gross Realized Gains	$5	$13	$7	$23
Gross Realized Losses	(11)	(6)	(14)	(14)

Net Realized (Losses)/Gains	$(6)	$7	$(7)	$9

During the first quarter of 2006, we realized a capital gain of $26 million on the sale of certain United Health Capital investments. With the gain proceeds from this sale, we made a cash contribution of $26 million to the United Health Foundation in the first quarter of 2006. The realized gain and the related contribution expense are included in Investment and Other Income in the accompanying Condensed Consolidated Statements of Operations.

5.	Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill, by segment, for the six months ended June 30, 2006 and June 30, 2005, were as follows (in millions):

	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Consolidated Total
Balance at December 31, 2005	$13,834	$917	$732	$723	$16,206
Acquisitions and Subsequent Payments	257	49	23	62	391

Balance at June 30, 2006	$14,091	$966	$755	$785	$16,597

	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Consolidated Total
Balance at December 31, 2004	$7,494	$903	$409	$664	$9,470
Acquisitions and Subsequent Payments	107	—	35	57	199

Balance at June 30, 2005	$7,601	$903	$444	$721	$9,669

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The weighted-average useful life, gross carrying value, accumulated amortization and net carrying value of other intangible assets as of June 30, 2006 and December 31, 2005 were as follows (in millions, except year data):

	Weighted- Average Useful Life	June 30, 2006			December 31, 2005
		Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer Contracts and Membership Lists	15 years	$1,897	$(175)	$1,722	$1,830	$(106)	$1,724
Patents, Trademarks and Technology	10 years	230	(75)	155	221	(62)	159
Other	16 years	158	(30)	128	161	(24)	137

Total	15 years	$2,285	$(280)	$2,005	$2,212	$(192)	$2,020

Amortization expense relating to intangible assets was approximately $46 million and $90 million for the three and six months ended June 30, 2006 and approximately $21 million and $44 million for the three and six months ended June 30, 2005. Estimated amortization expense relating to intangible assets for the years ending December 31 are as follows: $181 million in 2006, $175 million in 2007, $170 million in 2008, $161 million in 2009, and $153 million in 2010.

6.	Medical Costs and Medical Costs Payable

Medical costs and medical costs payable include estimates of our obligations for medical care services that have been rendered on behalf of insured consumers for which we have either not yet received or processed claims, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, care provider contract rate changes, medical care consumption and other medical cost trends. We estimate liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies. Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we adjust the amount of the estimates, and include the changes in estimates in medical costs in the period in which the change is identified. For example, in every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods.

Medical costs for the three months ended June 30, 2006 include approximately $150 million of favorable medical cost development, virtually all related to prior years. Medical costs for the three months ended June 30, 2005 include approximately $120 million of favorable medical cost development related to prior years and approximately $20 million of favorable medical cost development related to the first quarter of 2005. Medical costs for the six months ended June 30, 2006 and 2005 include approximately $340 million and $310 million, respectively, of favorable medical cost development related to prior years. The increase in net favorable medical cost development was partially due to a reduction in estimates for extension of benefit obligations based upon analysis of historical claim submissions. Management believes the amount of medical costs payable is reasonable and adequate to cover the company’s liability for unpaid claims as of June 30, 2006.

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7.	Commercial Paper and Debt

Commercial paper and debt consisted of the following (in millions):

	June 30, 2006		December 31, 2005
	Carrying Value(1)	Fair Value(2)	Carrying Value(1)	Fair Value(2)
Commercial Paper	$509	$509	$2,829	$2,829
3.0% Convertible Subordinated Debentures	30	30	432	432
$400 million par, 5.2% Senior Unsecured Notes due January 2007	400	399	400	402
$550 million par, 3.4% Senior Unsecured Notes due August 2007	534	536	537	537
$500 million par, 3.3% Senior Unsecured Notes due January 2008	482	482	487	485
$250 million par, 3.8% Senior Unsecured Notes due February 2009	238	238	243	242
Senior Unsecured Floating-Rate Notes due March 2009	650	650	—	—
$450 million par, 4.1% Senior Unsecured Notes due August 2009	430	429	440	438
$750 million par, 5.3% Senior Unsecured Notes due March 2011	733	731	—	—
$450 million par, 4.9% Senior Unsecured Notes due April 2013	437	422	446	448
$250 million par, 4.8% Senior Unsecured Notes due February 2014	235	230	247	245
$500 million par, 5.0% Senior Unsecured Notes due August 2014	473	466	499	498
$500 million par, 4.9% Senior Unsecured Notes due March 2015	473	464	499	490
$750 million par, 5.4% Senior Unsecured Notes due March 2016	712	709	—	—
$850 million par, 5.8% Senior Unsecured Notes due March 2036	850	758	—	—
Interest Rate Swaps	203	203	52	52

Total Commercial Paper and Debt	7,389	7,256	7,111	7,098
Less Current Maturities	(939)	(938)	(3,261)	(3,261)

Long-Term Debt, less current maturities	$6,450	$6,318	$3,850	$3,837

[1]	The carrying value of debt has been adjusted based upon the applicable interest rate swap fair values in accordance with the fair value hedge short-cut method of accounting described below.

[2]	Estimated based on third-party quoted market prices for the same or similar issues.

In November and December 2005, we issued $2.6 billion of commercial paper primarily to finance the cash portion of the purchase price of the PacifiCare acquisition described above and to retire a portion of the PacifiCare debt upon closing of the acquisition, as well as to refinance maturing long-term debt. In March 2006, we refinanced outstanding commercial paper by issuing $650 million of floating-rate notes due March 2009, $750 million of 5.3% fixed-rate notes due March 2011, $750 million of 5.4% fixed-rate notes due March 2016 and $850 million of 5.8% fixed-rate notes due March 2036. The floating-rate notes due March 2009 are benchmarked to the London Interbank Offered Rate (LIBOR) and had an interest rate of 5.3% at June 30, 2006.

As of June 30, 2006, our outstanding commercial paper had interest rates of approximately 5.1%.

In March 2005, we issued $500 million of 4.9% fixed-rate notes due March 2015. We used the proceeds from this borrowing for general corporate purposes, including repayment of commercial paper, capital expenditures, working capital and share repurchases.

To more closely align the floating interest rate received on our cash and cash equivalent balances, we have entered into interest rate swap agreements to convert the majority of our interest rate exposure from a fixed rate

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to a variable rate. These interest rate swap agreements have aggregate notional amounts of $4.9 billion as of June 30, 2006 with variable rates that are benchmarked to LIBOR, and are recorded on our Condensed Consolidated Balance Sheets. As of June 30, 2006, the aggregate liability, recorded at fair value, for all existing interest rate swaps was approximately $203 million. These fair value hedges are accounted for using the short-cut method under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, whereby the hedges are reported on our balance sheet at fair value, and the carrying value of the long-term debt is adjusted for an offsetting amount representing changes in fair value attributable to the hedged risk. Since these amounts completely offset, we have reported both the swap liability and the debt liability within debt on our consolidated balance sheet and there have been no net gains or losses recognized in our Condensed Consolidated Statements of Operations. At June 30, 2006, the rates used to accrue interest expense on these agreements ranged from 5.2% to 5.9%.

In December 2005, we amended and restated our $1.0 billion five-year revolving credit facility supporting our commercial paper program. We increased the credit facility to $1.3 billion and extended the maturity date to December 2010. In October 2005, we executed a $3.0 billion 364-day revolving credit facility to support a $3.0 billion increase in our commercial paper program. We terminated the 364-day revolving credit facility in March 2006. As of June 30, 2006, we had no amounts outstanding under our remaining credit facility. On August 9, 2006 we entered into an amendment to our $1.3 billion credit facility to provide us with an additional 90 days to deliver to the lenders our quarterly report on form 10-Q for the quarter ended June 30, 2006. Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 50%. We are in compliance with the requirements of all debt covenants.

PacifiCare had approximately $100 million par value of 3% convertible subordinated debentures (convertible notes) which were convertible into approximately 5.2 million shares of UnitedHealth Group’s common stock and $102 million of cash as of December 31, 2005. In December 2005, we initiated a consent solicitation to all of the holders of outstanding convertible notes pursuant to which we offered to compensate all holders who elected to convert their notes in accordance with existing terms and consent to an amendment to a covenant in the indenture governing the convertible notes. The compensation consisted of the present value of interest through October 18, 2007, the earliest mandatory redemption date, plus a pro rata share of $1 million. On January 31, 2006, approximately 91% of the convertible notes were tendered pursuant to the offer, for which we issued approximately 4.8 million shares of UnitedHealth Group common stock and cash of $99 million.

8.	Stock Repurchase Program

Under our Board of Directors’ authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to restrictions on volume, pricing and timing. During the six months ended June 30, 2006, we repurchased 40.2 million shares at an average price of approximately $56 per share and an aggregate cost of approximately $2.2 billion. As of June 30, 2006, we had Board of Directors’ authorization to purchase up to an additional 136.7 million shares of our common stock. We have discontinued repurchasing shares under our common stock repurchase program until we make all required SEC filings.

9.	Stock-Based Compensation Plans

As further described in Note 1, we adopted FAS 123R as of January 1, 2006. FAS 123R requires all companies to measure compensation expense for all share-based payments (including employee stock options, stock

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appreciation rights and restricted stock) at fair value and recognize the expense over the related service period. We adopted FAS 123R using the modified retrospective transition method, under which all prior period financial statements were restated to recognize compensation cost in the amounts historically disclosed under FAS 123.

As of June 30, 2006, we had approximately 80.3 million shares available for future grants of stock-based awards under our stock-based compensation plan, including, but not limited to, incentive or non-qualified stock options, stock appreciation rights and restricted stock. Our existing stock-based awards consist mainly of non-qualified stock options and stock-settled stock appreciation rights (SARs). Stock options and SARs generally vest ratably over four years and may be exercised up to 10 years from the date of grant. Stock option and SAR activity is summarized in the table below (shares in millions):

	Three Months Ended June 30, 2006		Six Months Ended June 30, 2006
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at Beginning of Period	178.3	$24	186.8	$23
Granted	16.5	$49	18.6	$50
Exercised	(5.1)	$17	(14.7)	$15
Forfeited	(1.3)	$39	(2.3)	$36

Outstanding at End of Period	188.4	$26	188.4	$26

Exercisable at End of Period	112.9	$16	112.9	$16

To determine compensation expense related to our stock options and SARs, the fair value of each award grant is estimated on the date of grant using an option-pricing model. For purposes of estimating the fair value of our employee stock option and SAR grants, we utilize a binomial model. The principal assumptions we used in applying the option-pricing models were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Risk Free Interest Rate	4.7%-5.1%	2.7%-4.2%	4.1%-5.1%	2.4%-4.2%
Expected Volatility	26.8%	24.3%	25.5%	23.9%
Expected Dividend Yield	0.1%	0.1%	0.1%	0.1%
Forfeiture Rate	5.0%	5.0%	5.0%	5.0%
Expected Life in Years	4.1	4.1	4.1	4.1

The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant. Expected volatilities are based on a blend of the implied volatilities from traded options on our common stock and the historical volatility of our common stock. We use historical data to estimate option and SAR exercises and employee terminations within the valuation model. The expected term of options and SARs granted represents the period of time that the awards granted are expected to be outstanding based on historical exercise patterns.

The weighted-average fair value of stock options and SARs granted in the three and six months ended June 30, 2006 was $11 per share. The weighted-average fair value of stock options and SARs granted in the three and six months ended June 30, 2005 was $12 per share and $11 per share, respectively. As of June 30, 2006, the aggregate intrinsic value of outstanding stock options and SARs was $3.7 billion, with a weighted-average remaining contractual term of 6.4 years. The aggregate intrinsic value of exercisable stock options and SARs at

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that same date was $3.3 billion, with a weighted-average remaining contractual term of 5.0 years. The total intrinsic value of options and SARs exercised during the three and six months ended June 30, 2006, was $153 million and $576 million, respectively. The total intrinsic value of options and SARs exercised during the three and six months ended June 30, 2005, was $180 million and $437 million, respectively.

Restricted stock awards generally vest ratably over two to four years. Compensation expense related to restricted stock awards is determined based upon the fair value of each award on the date of grant. Restricted stock award activity is summarized in the table below (shares in millions):

	Three Months Ended June 30, 2006		Six Months Ended June 30, 2006
	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at Beginning of Period	1.8	$58	1.8	$58
Granted	—	—	0.1	$59
Vested	—	—	(0.1)	$32

Outstanding at End of Period	1.8	$58	1.8	$58

We recognize compensation cost for stock-based awards, including stock options, SARs and restricted stock, on a straight-line basis over the related service period (generally the vesting period) of the award, or to an employee’s eligible retirement date under the award agreement, if earlier. For the three and six months ended June 30, 2006, we recognized compensation expense related to our stock-based compensation plans of $93 million ($60 million net of tax effects) and $174 million ($113 million net of tax effects), respectively. For the three and six months ended June 30, 2005, we recognized compensation expense of $61 million ($39 million net of tax effects) and $117 million ($75 million net of tax effects), respectively. Stock-based compensation expense is recognized within Operating Costs in the Condensed Consolidated Statement of Operations. As of June 30, 2006, there was $654 million of total unrecognized compensation cost related to stock awards that is expected to be recognized as an expense over a weighted-average period of approximately two years.

For the three and six months ended June 30, 2006, the income tax benefit realized from stock-based awards was $58 million and $219 million, respectively. For the three and six months ended June 30, 2005, the income tax benefit realized from stock-based awards was $57 million and $143 million, respectively. Prior to the adoption of FAS 123R, the Company presented all tax benefits resulting from stock awards as operating cash flows in the Condensed Consolidated Statement of Cash Flows. FAS 123R requires cash flows resulting from excess tax benefits to be classified as financing cash flows. Excess tax benefits result from tax deductions in excess of the compensation cost deferred tax benefit recognized for those options. The Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2005 has been restated to reflect a decrease to cash flow from operating activities of $120 million with a corresponding increase to cash flow from financing activities related to excess tax benefits.

We maintain an Employee Stock Purchase Plan which allows employees to purchase the company’s stock at a discounted price. The compensation expense relating to this plan is included in the compensation expense amounts recognized and discussed above.

As further discussed in Note 8, we maintain a common stock repurchase program. The objective of our share repurchase program is to optimize our capital structure, cost of capital and return to shareholders, as well as to offset the dilutive impact of shares issued for stock-based award exercises.

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As further discussed in Note 13, in March 2006, the Company and its Board of Directors initiated separate internal and independent reviews of the Company’s stock option programs from 1994 to the present. The reviews encompass all option grants made under the Company’s various stock-based compensation plans in effect during this period.

10.	AARP

We have a contract to provide health insurance products and services to members of AARP. These products and services are provided to supplement benefits covered under traditional Medicare (Medicare Supplement Insurance). Under the terms of the Medicare Supplement Insurance contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP Medicare Supplement Insurance offerings are approximately $4.9 billion annually.

The underwriting gains or losses related to the AARP Medicare Supplement Insurance business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to the overall benefit of the AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. The RSF balance is reported in Other Policy Liabilities in the accompanying Condensed Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

The following AARP Medicare Supplement Insurance program-related assets and liabilities are included in our Condensed Consolidated Balance Sheets (in millions):

	Balance as of
	June 30, 2006	December 31, 2005
Accounts Receivable	$421	$414
Assets Under Management	$1,777	$1,792
Medical Costs Payable	$1,050	$1,001
Other Policy Liabilities	$855	$939
Other Current Liabilities	$293	$266

The effects of changes in balance sheet amounts associated with the AARP Medicare Supplement Insurance program accrue to the overall benefit of the AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Condensed Consolidated Statements of Cash Flows.

Pursuant to our agreement, AARP assets under management are managed separately from our general investment portfolio and are used to pay costs associated with the AARP Medicare Supplement Insurance program. These assets are invested at our discretion, within investment guidelines approved by AARP. We do not guarantee any rates of investment return on these investments and, upon transfer of the AARP Medicare Supplement Insurance contract to another entity, we would transfer cash equal in amount to the fair value of these investments at the date of transfer to that entity. Interest earnings and realized investment gains and losses on these assets accrue to the overall benefit of the AARP policyholders through the RSF. As such, they are not included in our earnings.

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FINANCIAL INFORMATION — (Continued)

Assets under management are reported at their fair market value, and unrealized gains and losses are included directly in the RSF associated with the AARP Medicare Supplement Insurance program. As of June 30, 2006, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments associated with the AARP Medicare Supplement Insurance program, included in Assets Under Management, were as follows (in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Cash Equivalents	$431	$—	$—	$431
Debt Securities — Available for Sale	1,387	2	(43)	1,346

Total Cash and Investments	$1,818	$2	$(43)	$1,777

Under a separate contract with AARP, we sell Medicare Prescription Drug benefit plans under the AARP brand name. We pay AARP a royalty under this agreement and assume all operational and underwriting risks and losses.

11.	Comprehensive Income

The table below presents comprehensive income, defined as changes in the equity of our business excluding changes resulting from investments by and distributions to our shareholders, for the three and six months ended June 30 (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net Earnings	$974	$770	$1,873	$1,513
Change in Net Unrealized Gains on Investments, net of tax effects	(45)	81	(126)	(9)

Comprehensive Income	$929	$851	$1,747	$1,504

12.	Segment Financial Information

The following is a description of the types of products and services from which each of our business segments derives its revenues:

•	Health Care Services consists of the UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare offers a comprehensive array of consumer-oriented health benefit plans and services for local, small and mid-sized employers and individuals nationwide. Ovations provides health and well-being services to individuals age 50 and older, including the administration of supplemental health insurance coverage on behalf of AARP. AmeriChoice provides network-based health and well-being services to state Medicaid, Children’s Health Insurance Program and other government-sponsored health care programs and the beneficiaries of those programs. The financial results of UnitedHealthcare, Ovations and AmeriChoice have been combined in the Health Care Services segment column in the tables presented below because these businesses have similar economic characteristics and have similar products and services, types of customers, distribution methods and operational processes, and operate in a similar regulatory environment, typically within the same legal entity.

UNITEDHEALTH GROUP

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•	Uniprise provides network-based health and well-being services, business-to-business transaction processing services, consumer connectivity and technology support services nationwide to large employers and health plans, and provides health-related consumer and financial transaction products and services.

•	Specialized Care Services offers a comprehensive platform of specialty health, wellness and ancillary benefits, networks, services and resources to specific customer markets nationwide.

•	Ingenix offers database and data management services, software products, publications, consulting services, outsourced services and pharmaceutical development and consulting services on a national and international basis.

Transactions between business segments principally consist of customer service and transaction processing services that Uniprise provides to Health Care Services, certain product offerings sold to Uniprise and Health Care Services customers by Specialized Care Services, and sales of medical benefits cost, quality and utilization data and predictive modeling to Health Care Services and Uniprise by Ingenix. These transactions are recorded at management’s best estimate of fair value, as if the services were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each segment using estimates of pro-rata usage. Cash and investments are assigned such that each segment has minimum specified levels of regulatory capital or working capital for non-regulated businesses.

Beginning January 1, 2006, Uniprise began reporting premiums and expenses on a gross basis for a large account where we have employed third party reinsurance. Historically, revenues and expenses associated with this account were reported net of amounts ceded to an unaffiliated reinsurer. While this reinsurance contract has been in place for a number of years, recent accounting interpretations suggest this reinsurance arrangement be presented on a gross versus net basis. Prior period Uniprise amounts have been reclassified to conform to the 2006 presentation. The reclassification has no effect on our net earnings or shareholders’ equity as previously reported.

UNITEDHEALTH GROUP

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FINANCIAL INFORMATION — (Continued)

The following table presents segment financial information for the three and six months ended June 30, 2006 and 2005 (in millions):

Three Months Ended June 30, 2006	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Intersegment Eliminations	Consolidated
Revenues — External Customers	$15,867	$1,100	$612	$143	$—	$17,722
Revenues — Intersegment	—	279	367	68	(714)	—
Investment and Other Income	171	13	11	—	—	195

Total Revenues	$16,038	$1,392	$990	$211	$(714)	$17,917

Earnings from Operations	$1,202	$218	$186	$32	$—	$1,638

Three Months Ended June 30, 2005	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Intersegment Eliminations	Consolidated
Revenues — External Customers	$9,698	$1,044	$402	$115	$—	$11,259
Revenues — Intersegment	—	186	270	60	(516)	—
Investment and Other Income	114	9	6	—	—	129

Total Revenues	$9,812	$1,239	$678	$175	$(516)	$11,388

Earnings from Operations	$911	$185	$130	$23	$—	$1,249

Six Months Ended June 30, 2006	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Intersegment Eliminations	Consolidated
Revenues — External Customers	$31,453	$2,182	$1,222	$279	$—	$35,136
Revenues — Intersegment	—	555	727	132	(1,414)	—
Investment and Other Income	321	25	21	—	—	367

Total Revenues	$31,774	$2,762	$1,970	$411	$(1,414)	$35,503

Earnings from Operations	$2,257	$433	$368	$66	$—	$3,124

Six Months Ended June 30, 2005	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Intersegment Eliminations	Consolidated
Revenues — External Customers	$19,225	$2,078	$784	$222	$—	$22,309
Revenues — Intersegment	—	362	530	119	(1,011)	—
Investment and Other Income	215	17	11	—	—	243

Total Revenues	$19,440	$2,457	$1,325	$341	$(1,011)	$22,552

Earnings from Operations	$1,792	$362	$254	$41	$—	$2,449

13.	Commitments and Contingencies

Reviews of Stock Option Programs

In March 2006, the Company and its Board of Directors initiated an independent review of all options granted under the Company’s various stock-based compensation plans in effect from 1994 to the present.

UNITEDHEALTH GROUP

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The independent review is being conducted by a committee comprised of independent directors (the Independent Committee) with the assistance of independent counsel and accounting advisors. The review is ongoing and no conclusions have been reached.

The results of the review to date indicate that the Company may be required to record non-cash charges for stock-based compensation expense in periods prior to January 1, 2006, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Any such charges could be material and, in such event, would require restatement of the Company’s historical financial statements prepared in accordance with APB 25. The Company believes that the potential impact under the current FAS 123R basis of accounting of any adjustments resulting from the reviews will be significantly less than the potential impact under the historical APB 25 basis of accounting.

If any such non-cash adjustments are deemed necessary, it may also result in compensation related to certain exercised stock-based awards, previously thought to be deductible, to be nondeductible under Section 162(m) of the Internal Revenue Code. In that event the Company may be required to pay additional taxes and interest associated with income tax deductions it previously took for compensation associated with such exercised stock–based awards and the Company may lose additional income tax deductions in future periods. Although the Company currently estimates that the amount of any lost tax deductions related to previously filed income tax returns will not be material to our consolidated results of operations or financial position, the Company will not be able to finalize its assessment of this matter until the Independent Committee has completed its review.

Subsequent to the filing of its Quarterly Report on Form 10-Q for the first quarter 2006 (the “First Quarter 10-Q”), the Company has continued to assess the appropriate accounting treatment for previously granted stock options under APB 25 (its historical basis of accounting). This continued assessment includes the possibility that certain stock options may require variable accounting under APB 25, rather than fixed plan accounting as they were reflected in the then-current estimate of the maximum potential impact presented in Note 13 of the First Quarter 10-Q. Under variable accounting for these options, total stock option compensation expense is re-measured in each quarter based on the difference between the quoted market price of the stock and the stock option exercise price until the option is exercised. As the market price of the stock increases or decreases, non-cash compensation expense is adjusted and the increase or decrease is recognized over the remainder of the service period related to the options or in each quarter if the option has vested. If, upon conclusion of the independent review, the Company determines that variable accounting is the appropriate treatment for certain stock options, the resulting non-cash charges for 2005 and prior years are likely to be significant because of the substantial increase of the Company’s stock price during the period under review. Under FAS 123R, the accounting standard currently applicable to the Company (and adopted for all historical periods as disclosed in Note 1), the Company believes that the maximum potential impact of all stock option matters under review would not be significant.

The Company will announce the findings of the independent review when it has been completed, including the impact of adjustments, if any, on the historical financial statements and whether any restatements of previously filed financial statements are required.

The Company does not believe there will be any material impact resulting from the independent review to our results of operations for the three and six months ended June 30, 2006.

UNITEDHEALTH GROUP

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Legal Matters Relating to Stock Option Programs

In March 2006, the Company and its Board of Directors initiated an independent review of the Company’s stock option programs from 1994 to the present. The review encompasses all options granted under the Company’s various stock option plans in effect during this period.

The independent review is being conducted by a committee comprised of independent directors (the Independent Committee) with the assistance of independent counsel and accounting advisors. The review is ongoing and no conclusions have been reached.

The Securities and Exchange Commission is conducting an informal inquiry into the Company’s stock option programs and has been advised by the Company of the appointment of the Independent Committee and counsel. At the conclusion of the Company’s independent review and the Securities and Exchange Commission’s informal inquiry, the Company could be subject to regulatory fines or penalties or other contingent liabilities.

On March 29, 2006, a shareholder derivative action captioned Brandin v. McGuire, et al., was filed against certain of the Company’s officers and directors in the United States District Court for the District of Minnesota. The complaint generally alleges that defendants breached their fiduciary duties to the Company in connection with the Company’s historic stock option programs. As of July 31, 2006, there were nine pending shareholder derivative complaints, including Brandin v. McGuire, et al., based on substantially the same allegations. Seven of the pending shareholder derivative complaints were filed in Minnesota federal court, and six of them have been consolidated. The remaining shareholder derivative complaint was filed in Minnesota federal court after the consolidation order. The other two pending shareholder derivative complaints were filed in Minnesota state court and have also been consolidated. On April 18, 2006, the Company received a shareholder demand that the Company’s Board of Directors take action to remedy alleged breaches of fiduciary duties and unjust enrichment by certain directors and officers of the Company in connection with the Company’s stock option programs. Subsequently, the Company received two shareholder demands pursuant to Section 16(b) of the Securities and Exchange Act of 1934 demanding that the Board of Directors take action to recover alleged short-swing profits earned in connection with the purchase and sale of the Company’s equity securities. On June 26, 2006, the Company’s Board of Directors designated a special litigation committee to investigate the claims raised in the derivative actions and shareholder demands, and determine whether the claims should be pursued.

On May 5, 2006, a purported securities class action captioned Krause v. UnitedHealth Group, Inc., et al., was filed against the Company, William W. McGuire and Stephen J. Hemsley in the United States District Court for the District of Minnesota. The complaint alleges that defendants, in connection with the same alleged course of conduct identified in the shareholder derivative actions described above, made misrepresentations and omissions during the period May 4, 2001 through April 7, 2006, in press releases and other public filings that artificially inflated the price of the Company’s common stock. The complaint also asserts that during the class period, Dr. McGuire and Mr. Hemsley sold shares of the Company’s common stock while in possession of material, non-public information concerning the matters set forth in the complaint. The complaint alleges claims under Sections 10(b), 20(a) and 20A of the Securities and Exchange Act of 1934. As of July 31, 2006, six additional purported securities class actions had been filed in federal court for the District of Minnesota. These actions are based on substantially the same allegations, name additional current and former officers of the Company as defendants and assert additional claims under Sections 11 and 15 of the Securities Act of 1933 and Section 14 of the Securities and Exchange Act of 1934.

UNITEDHEALTH GROUP

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On May 17, 2006, the Company received a document request from the Internal Revenue Service seeking documents relating to stock option grants and other compensation for the persons who from 2003 to the present were the named executive officers in the Company’s annual proxy statements.

On May 17, 2006, the Company received a subpoena from the U.S. Attorney for the Southern District of New York requesting documents from 1999 to the present relating to the Company’s stock option programs.

On June 6, 2006, the Company received a Civil Investigative Demand from the Minnesota Attorney General requesting documents from January 1, 1997 to the present concerning the Company’s executive compensation and stock option programs.

Other Legal Matters

Because of the nature of our businesses, we are routinely made party to a variety of legal actions related to the design and management of our service offerings. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to, claims relating to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices.

Beginning in 1999, a series of class action lawsuits were filed against both UnitedHealthcare and PacifiCare, and virtually all major entities in the health benefits business. In December 2000, a multidistrict litigation panel consolidated several litigation cases involving UnitedHealth Group and our affiliates in the Southern District Court of Florida, Miami division. Generally, the health care provider plaintiffs allege violations of ERISA and RICO in connection with alleged undisclosed policies intended to maximize profits. Other allegations include breach of state prompt payment laws and breach of contract claims for failure to timely reimburse providers for medical services rendered. The consolidated suits seek injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. The trial court granted the health care providers’ motion for class certification and that order was reviewed by the Eleventh Circuit Court of Appeals. The Eleventh Circuit affirmed the class action status of the RICO claims, but reversed as to the breach of contract, unjust enrichment and prompt payment claims. During the course of the litigation, there have been co-defendant settlements. Through a series of motions and appeals, all direct claims against us have been compelled to arbitration. In August 2005, the capitation related claims were dismissed from litigation. On January 31, 2006, the trial court dismissed all remaining claims against PacifiCare, and on June 19, 2006, the trial court dismissed all remaining claims against UnitedHealthcare brought by the lead plaintiff. The tag-along lawsuits remain outstanding. On July 27, 2006, the plaintiffs filed a notice of appeal to the Eleventh Circuit Court of Appeals challenging the dismissal of UnitedHealthcare.

On March 15, 2000, the American Medical Association filed a lawsuit against the Company in the Supreme Court of the State of New York, County of New York. On April 13, 2000, we removed this case to the United States District Court for the Southern District of New York. The suit alleges causes of action based on ERISA, as well as breach of contract and the implied covenant of good faith and fair dealing, deceptive acts and practices, and trade libel in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the Court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. On May 21, 2003, we filed

UNITEDHEALTH GROUP

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a counterclaim complaint in this matter alleging antitrust violations against the American Medical Association and asserting claims based on improper billing practices against an individual provider plaintiff. On May 26, 2004, we filed a motion for partial summary judgment seeking the dismissal of certain claims and parties based, in part, due to lack of standing. On July 16, 2004, plaintiffs filed a motion for leave to file an amended complaint, seeking to assert RICO violations.

Government Regulation

Our business is regulated at federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. Further, we must obtain and maintain regulatory approvals to market many of our products.

We typically are involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by the Centers for Medicare & Medicaid Services (CMS), state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, the Department of Justice, and U.S. Attorneys. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government programs. We record liabilities for our estimate of probable costs resulting from these matters. In addition, public perception or publicity surrounding routine governmental investigations may adversely affect our stock price, damage our reputation in various markets or make it more difficult for us to sell products and services.

14.	Recently Issued Accounting Standards

In July 2006, the FASB issued FASB interpretation No. 48 entitled, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertain tax positions. This Interpretation provides that the tax effects from an uncertain tax position are recognized only if it is more likely than not that the position will be sustained upon examination based on the technical merits of the position. The provisions of FIN 48 are effective at the beginning of 2007. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.